DC

No Act
P.E. 12-19-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 28, 2003

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

Andrew R. Brownstein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: Sears, Roebuck and Co.
Incoming letter dated December 19, 2002

Dear Mr. Brownstein:

This is in response to your letters dated December 19, 2002 and February 4, 2003 concerning the shareholder proposal submitted to Sears by AFSCME Employees Pension Plan. We also have received letters from the proponent dated January 7, 2003 and January 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles J. Jurgonis
Plan Secretary
AFSCME
1625 L St. N.W.
Washington, DC 20036

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 19, 2002

Via Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
DEC 2 2002
WASH. D.C. 181 SECTION

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, enclosed for filing are six copies of a no-action request letter on behalf of Sears, Roebuck and Co.

Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it in the enclosed stamped envelope.

Very truly yours,

Igor Kirman

RECEIVED
2002 DEC 24 AM 9:12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 19, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sears, Roebuck and Co.
Shareholder Proposal of American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Sears, Roebuck and Co., a New York corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal submitted by the pension plan for the American Federation of State, County and Municipal Employees (the "Proponent") to the Company by facsimile and letter on November 14, 2002 (the "Proposal"). A copy of the Proposal and accompanying cover letter, dated November 14, 2002 (the "Letter"), is attached hereto as Attachment A.

With respect to the Proposal, on behalf of the Company we request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials.

I. Summary of the Proposal

The Proposal seeks to amend the Company's by-laws to require the inclusion by the Company in its proxy materials of disclosure information about, as well as a 500-word supporting statement in favor of, any person nominated for election to the Company's Board of Directors by any shareholder or group of shareholders beneficially owning 3% or more of the Company's outstanding common stock (limited to one nominee per such shareholder or group) and to require that such nominee appear on the Company's proxy card. The proposal also would require the Company's Board of Directors to adopt a procedure for timely resolving disputes over whether the disclosure information and 500-word statement comply with the rules of the Securities and Exchange Commission ("Commission"), including Rule 14a-9.

II. Reasons for Omission

We believe that the Company may omit the Proposal for each of the following reasons: (1) the Proposal relates to an election for the Company's Board of Directors and therefore the Proposal may be excluded under Rule 14a-8(i)(8); (2) the Proposal violates the proxy rules and therefore the Proposal may be excluded under Rule 14a-8(i)(3); (3) the Proposal would, if implemented, cause the Company to violate the laws of the Company's jurisdiction of incorporation and therefore the Proposal may be excluded under Rule 14a-8(i)(2); and (4) the Board of Directors lacks the authority to implement the Proposal and therefore the Proposal may be excluded under Rule 14a-8(i)(6). The reasons for our conclusions in these regards are more specifically described below.

A. <u>The Proposal Relates to an Election for the Company's Board of Directors (Rule 14a-8(i)(8))</u>.

1. *Rule 14a-8(i)(8)*

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. The rule provides, however, that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy materials even if the shareholder satisfies the eligibility and procedural requirements of the rule. One type of proposal that a company may exclude from its proxy materials, as set forth in Rule 14a-8(i)(8), is any proposal that "relates to an election for membership on the company's board of directors or analogous governing body."

2. *Staff Position*

We believe that a plain reading of Rule 14a-8(i)(8) would permit the omission of the Proposal, which clearly "relates to an election for membership on the company's board of directors." The fact that the Proposal relates not only to one election but to all future elections for directors does not, on a plain reading, take it out of the clear ambit of the exclusion in Rule 14a-8(i)(8), but makes the exclusion even more appropriate. Beyond the plain reading of the rule, the Staff has issued a substantial number of no-action letters addressing the types of proposals that will be deemed to relate to an election to membership on the board of directors and therefore to be excludable under Rule 14a-8(i)(8).[1] The Staff has consistently taken the position that companies may exclude from their proxy materials shareholder proposals substantially identical to the Proposal, namely, proposals that seek to establish a procedure that could result in contested elections of directors. See, e.g., Unocal Corporation (February, 8, 1991); Kmart Corporation (March 23, 2000); Storage Technology Corporation (March 22, 2002), and the other no-action letters discussed infra.

The Proposal seeks to establish a by-law that would result in contested elections of directors. By its terms, the Proposal seeks to amend the Company's by-laws to require the inclusion by the Company in its proxy materials of disclosure information about, as well as a 500-word supporting statement in favor of, one person nominated for election to the Company's Board of Directors by any shareholder or group of shareholders beneficially owning 3% or more of the Company's outstanding common stock (limited to one nominee per such shareholder or group) and to require that such nominee appear on the Company's proxy card. The supporting statement also states, "We believe that direct access to the proxy for *electing* a director nominated by shareholders is the most effective mechanism for *ensuring* diverse opinions and independent oversight." (emphasis added). Since the Company's Board of Directors, consistent with its fiduciary duties, nominates a sufficient number of candidates for all available Board seats, the Proposal would necessarily establish a procedure that would result in a contested election by forcing the Company to include in its proxy materials and on its proxy card candidates opposed to the Company's nominees.[2]

[1] Most of these no-action letters were issued under a predecessor version of Rule 14a-8(i)(8) (then denominated Rule 14a-8(c)(8)). The current version of the rule was adopted in 1998 (See Release No. 34-40018 (May 21, 1998)), but the amendment was nonsubstantive and did not reflect a change in the scope or application of the exclusion. In the adopting release, the Commission noted the new Question & Answer format (which created the new numbering) and indicated that "[u]nless specifically indicated otherwise, none of these revisions are intended to signal a change in our current interpretations." Id. n.13. Accordingly, we consider the no-action letters cited in this letter to be as applicable under current Rule 14a-8(i)(8) as they were under former Rule 14a-8(c)(8). See also Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998).

[2] Unlike the Proposal, proposals that do not relate to election contests but merely seek to establish general procedures for nominating directors or general qualifications for directors have been permitted under Rule 14a-8.

The Commission has long recognized that a company's proxy materials should not be the battleground for such contested elections and that to permit otherwise would allow insurgents to supplant or contravene the regulation of proxy contests under the federal proxy rules, including Rule 14a-12.[3] The Commission, in proposing amendments to Rule 14a-8 in 1976, made clear that Rule 14a-8 is not available as a means for conducting contested elections. Specifically, the Commission said that, "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." See Release No. 34-12598 (July 7, 1976). Consistent with that statement, the Staff has on numerous occasions permitted companies to exclude, under Rule 14a-8(i)(8), proposals substantially similar to the Proposal (including both mandatory by-laws and precatory proposals), seeking to require the company to establish various procedures that could have the effect of requiring the company to include in its proxy materials a list of shareholder nominees whose candidacies would be in opposition to those of the company's nominees.

In a letter dated April 9, 2002, the Staff issued a no-action position permitting Goldfield Corporation to exclude from its proxy materials a shareholder proposal requesting that Goldfield develop by-laws to "qualify nominees who have demonstrated a meaningful level of stockholder support and to provide them with free and equal ballot access." See Goldfield Corporation (April 9, 2002). Similarly, in a letter dated March 22, 2002, the Staff issued a no-action letter permitting Storage Technology Corporation to exclude from its proxy materials a shareholder proposal recommending that the company amend its by-laws to require the inclusion in its proxy materials of the name of each candidate for the board nominated by shareholders. In each case, the Staff found the proposal excludable under Rule 14a-8(i)(8) and stated that the proposal, "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." See Goldfield Corporation (April 9, 2002); Storage Technology Corporation (March 22, 2002). See also General Motors (March 21, 2000) (permitting exclusion of proposal requiring company to publish the names of all nominees, revise its proxy statement to include all nominees and publish the number of shares voted for each nominee); United Road Services (March 10, 2000) (permitting exclusion of proposal that would amend by-laws to require that each duly-nominated candidate for director be listed in the company's proxy statement and on its proxy card and that

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See, e.g., TCW/DW Term Trust 2003 (July 15, 1997) (company could not exclude a proposal that would require the company to permit shareholders to submit nominations to the board of directors, without requiring that the company actually accept those nominations and include them in the company's proxy statement); Southwest Airlines Co. (March 13, 2001) (company could not exclude a proposal recommending steps to be taken to elect all directors annually).

[3] The predecessor Rule 14a-11, which for many years governed contested elections of directors, or "proxy contests," was replaced in 1999 by Rule 14a-12 and section (c) thereof, which were expanded to cover the subject matter of Rule 14a-11.

the company's proxy materials contain the same type and amount of information about each duly-nominated candidate for director); BellSouth Corp. (February 4, 1998) (permitting exclusion of proposal recommending a by-law providing that shareholder nominees to the board would be included in the company's proxy statement and proxy card, even if the board recommended a vote against such person); Unocal Corporation (February, 8, 1991) (permitting exclusion of proposal recommending a by-law to require the company to include in its proxy materials the names of any shareholder's nominees for director and information about the nominees "in the same manner as any, and all other nominees presented for election").

A number of proposals that the Staff has permitted to be excluded were substantially identical to the Proposal and sought to permit shareholders owning a minimum specified amount of the company's stock to nominate a director and to include such nominees in the company's proxy materials.

In Unocal Corporation (February 6, 1990), for example, the Staff permitted the exclusion of a proposal to amend the company's by-laws to allow "any shareholder who owns, controls, or represents by proxy at least 125,000 shares of stock" to name one or more nominees for director, whose names would be included in the proxy statement and information about such nominees would be included in the notice of annual meeting to shareholders "in the same manner as any, and all other nominees presented for election." Id. In permitting the exclusion on the basis of Rule 14a-8(i)(8), the Staff once again noted that such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections to the board which is a matter more appropriately addressed under Rule 14a-11." Id. Similarly, in a letter dated March 23, 2000, the Staff permitted Kmart Corporation to exclude a proposal requiring the company to grant any 2% shareholder a "right of access" to the proxy statement for the purpose of presenting a non-management candidate for election to the board of directors. See also Toys "R" Us, Inc. (April 3, 2000); CVS Corporation (February 1, 2000).

In 2000, the Staff permitted a number of companies to exclude nearly identical proposals that sought to require the company to ensure that if holders of at least 3% of the company's common stock nominated candidates for the board of directors, the company would include the names, biographical sketches and photos of those nominees in its proxy materials, print the names of those nominees on its proxy card and afford shareholders the same opportunity to vote for those nominees as provided for the company's nominees. See Oxford Health Plans, Inc. (February 23, 2000); AT&T Corporation (January 24, 2000); The Coca-Cola Company (January 24, 2000); Ford Motor Company (January 24, 2000); Newmont Mining Corporation (January 18, 2000); Black & Decker Corporation (January 18, 2000). See also Storage Technology Corporation (March 11, 1998) (permitting exclusion of proposal that company amend by-laws and charter to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of the company's shares); Amoco Corporation (February 14, 1990) (permitting exclusion of proposal involving a procedure where shareholders representing over $100,000 in market value of company shares could nominate an individual for election as a director through a "common ballot").

We believe that this long line of no-action letters permitting the exclusion of proposals substantially identical to the Proposal strongly supports the exclusion of the Proposal from the Company's Proxy Materials.

3. *Staff Position Is Consistent with the History and Structure of the Proxy Rules, Especially the Rules Pertaining to Contested Elections*

The Staff's longstanding view that a company's proxy materials should not be the battleground for contested elections finds support both in the history of Rule 14a-8(i)(8) itself as well as in the structure of the federal proxy rules. Over a period of many years, Congress and the Commission have engaged in a process of adopting and revising the proxy rules periodically, with emphasis on the additional protections shareholders require when contested elections or other proxy battles are involved. These rules, individually and when taken as a whole, constitute a carefully constructed legal regime designed to regulate proxy contests on the assumption that proxy contests are to be waged by contestants using separate proxy materials that are then subject to additional regulation for the protection of shareholders. The Proponent is embarking upon a highly publicized campaign to alter that regime[4] apparently in the hope that the Staff will modify its longstanding no-action position.

History of the Rule 14a-8(i)(8) Exclusion

The view that election contests are outside the purview of the rules providing shareholder access to company proxy materials has been a basic feature of the Commission's proxy rules for over 60 years. During that time, the Commission has periodically considered the issue of shareholder access to the company's proxy statement and each time has determined not to create a federal right of access to a company's proxy statement with respect to the election of directors. As early as 1942, the Commission proposed giving shareholders access to company proxy statements to nominate director candidates. See Release No. 34-3347 (Dec. 18, 1942). The Commission abandoned the idea in the face of unfavorable public comment and strong

[4] On November 26, 2002, the Proponent issued a press release announcing that it has submitted proposals like the Proposal to a number of companies and that it has written a letter to 150 public employee pension funds urging support for initiatives that would give shareholders access to corporate proxy statements. See "AFSCME Calls for Increased Activism, Details Proxy Access Campaign to Public Pension Funds" (Nov. 26, 2002), http://www.afscme.org/press/index.html.

Congressional criticism. See Securities and Exchange Commission Proxy Rules: Hearings on H.R. 1493, H.R. 1821 and H.R. 2019 before the House Comm. on Interstate and Foreign Commerce, 78th Cong., 2d. Sess. 34-43 (1943). By 1947, the Commission had codified director elections as a basis for exclusion. See Release No. 34-4037 (Dec. 17, 1947).

In 1977, the Commission authorized the Staff to institute a broad re-examination of its rules relating to shareholder communications, shareholder participation in the corporate electoral process and corporate governance generally in part as a result of the then- "recent disclosures concerning a wide variety of questionable and illegal corporate practices, accomplished in certain instances with the knowledge and participation of top corporate management." Release No. 34-13482 (Apr. 28, 1977). In conjunction with this reexamination, the Commission considered the precise question of whether shareholders should have "access to management's proxy soliciting materials for the purpose of nominating persons of their choice to serve on the board of directors." Release No. 34-13482, Part II, B. (Apr. 28, 1977). The proposals seeking to grant shareholder access to a company's proxy statement failed to be adopted by the Commission when it adopted revisions to the proxy rules the following year, and instead the Commission commissioned a Staff report on the topic. See Release No. 34-15384 (Dec. 6, 1978). Two years later, the Staff published its report and noted that it saw the issue as involving two conflicting policy objectives: "A shareholder nomination rule is aimed at facilitating shareholder communications and strengthening shareholder control over the board of directors and management. On the other hand, there is a danger that it will encourage the harassment of management and the waste of corporate assets and render issuers' proxy statements unintelligible." See SEC, Staff Report on Corporate Accountability: A Re-examination of Rules Relating to Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Senate Comm. on Banking, Hous. & Urban Affairs, 96th Cong., 2d Sess. 98-127 (Comm. Print 1980). Noting the growth of nominating committees in the years leading up to the report's publication, and the numerous objections received, the Staff proposed further study of nominating committees as a tool of shareholder access in lieu of granting shareholders access to management's proxy materials. In fact, measures to enhance the importance and independence of nominating committees have been successfully enacted over the years since then and continue to be proposed and enacted today.[5]

[5] In 2002, significant reforms designed to enhance the importance and independence of the nominating committee were proposed by the New York Stock Exchange. The proposed rules require that every listed company, other than controlled companies, have a nominating/governance committee. Under these rules, companies must establish such a committee within six months of the date the Commission approves the rules and have at least one independent director on such committee within 12 months of Commission approval. Companies must have a wholly independent nominating/governance committee within 24 months of the date of Commission approval, or within 24 months of a new listing. The nominating/governance committees must each have a published charter, which must address the committee's purpose, duties and responsibilities and provide for an annual performance evaluation of the committee. In addition, each charter should address committee member qualifications, committee member

The Commission had another opportunity to consider this issue in connection with the significant revisions to the proxy rules in 1992 and again determined not to amend the proxy rules to create a federal right of access for shareholders to nominate directors. The Commission stated that "proposals to require the company to include shareholder nominees in the company's proxy statement would represent a substantial change in the Commission's proxy rules." Release No. 34-31326 (Oct. 16, 1992).

Congress has also periodically considered the issue of shareholder access to the company's proxy statement.[6] The most recent such initiative was proposed in May, 2002 by Senator Carl Levin and sought to permit shareholders beneficially owning 3% or more of a class of outstanding securities of an issuer to include certain proposals, including the nomination of a director, in the company's proxy materials.[7] Notably, this provision was not included in the recent, comprehensive corporate governance legislation passed as the Sarbanes-Oxley Act of 2002.[8] Thus, despite these legislative initiatives by individual Congressional lawmakers to suggest the need for a federal right of access for shareholders to a company's proxy statement with respect to the election of directors, none of these initiatives has been adopted, even in the context of a comprehensive corporate governance reform statute.

As described above, the proposal to grant shareholders a right of access to company proxy statements for purposes of nominating directors has been thoroughly considered

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appointment and removal, committee structure and operations (including authority to delegate to subcommittees) and committee reporting to the board.

[6] See e.g., S. 2567, 96th Cong., 2d Sess. § 8(a) (1980) (bill providing that shareholders owning more than 0.5% of shares outstanding would have the right to nominate a director nominee in the company proxy); H.R. 7010, 96th Cong., 2d Sess. § 105(a) (1980) (bill authorizing the Commission to establish threshold requirements for access to the ballot for shareholder nominated director candidates); S. 1323, 100th Cong., 1st Sess. (1987) (bill providing shareholders owning more than 10% or more of a company's stock with access to corporate proxy machinery to nominate candidates for the board of directors); H.R. 2172, 100th Cong., 1st Sess. (1987) (bill entitling any shareholder with the greater of either 3% of the voting power or $500,000 worth of shares in a public company access to the corporate proxy machinery to nominate candidates for the board of directors); H.R. 2172, 100th Cong., 1st Sess. (1987) (bill providing that any shareholder representing 3% or more of a company's voting shares may submit in proxy materials statements or counterproposals on transactional issues and the nomination of director candidates); S. 1658, 101st Cong., 1st Sess. § 9 (1989) (bill providing that any shareholder holding at least 10% of the voting power of a company's securities would be given ballot access to both respond to management proposals and board nominations and apparently to initiate their own proposals and board nominations); S. 2030, 102nd Cong., 1st Sess. (1991) (bill that would grant proxy access rights to shareholders representing the greater of 3% of a company's voting power or $500,000 in market value); S. 1198, 102nd Cong., 1st Sess. (1991) (bill that would grant proxy access rights to shareholders representing the greater of 3% of a company's voting power or $1,000,000 in market value).

[7] S. 2640, 107th Cong., 2d. Sess (2002). This bill has been read twice and referred to the Committee on Banking, Housing and Urban Affairs.

[8] Sarbanes-Oxley Act of 2002, Pub. L. No. 107-204, 116 Stat. (2002).

by both the Commission and Congress from time to time through numerous legislative and regulatory initiatives, Congressional hearings, consideration of comments made in public forums, review of comment letters and Staff studies. In each case, neither the Commission nor Congress has created a federal right of access to a company's proxy statement for purposes of nominating directors. The Staff's interpretation of Rule 14a-8(i)(8), as applied to previous proposals substantially identical to the Proposal, is consistent with this history and any effort to change that interpretation would represent a significant change in policy and law. Such a change would necessarily and appropriately be the subject of legislation or a rulemaking process — with the attendant opportunity for full airing and consideration by all interested parties of all the ramifications of such a substantive change in corporate governance — and should not be effected by modifying a long held Commission no-action position.[9]

Proxy Rules Governing Contested Elections

The Staff's position against the use of a company's proxy materials as the battleground for contested elections is also supported by the other proxy rules. The Commission acknowledged this when, in proposing amendments to Rule 14a-8 in 1976, it made clear that Rule 14a-8 is not available as a means for conducting contested elections, stating that "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." See Release No. 34-12598 (July 7, 1976). To permit the company's proxy to be used by insurgents in contested elections would allow insurgents to supplant or contravene the proxy rules pertaining to election contests. An entire edifice of interrelated proxy rules has been structured on the basis that persons who wish to solicit shareholder votes in favor of alternative director candidates, whether a full slate or a "short slate," must present their nominees in a separate proxy statement from the one distributed by the company. These rules are not anti-democratic, nor do they preclude shareholders from nominating, and soliciting proxies for, director candidates of their choosing. Rather, they simply require added disclosure for election contests, clear identification of the soliciting parties and pre-filing of proxy materials in contested elections, all in the interest of avoiding confusion and furthering the shareholder protection and disclosure objectives of the securities laws. As described below, the Proposal would, if implemented, contravene and undermine the objectives of many of these rules without offering any substitute protection, but rather by fostering unnecessary and detrimental shareholder confusion.

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[9] On August 1, 2002, the Committee of Concerned Shareholders and James McRitchie petitioned the Commission to modify provisions of Rule 14a-8(i) to permit shareholders to use shareholder proposals under Rule 14a-8 for the purpose of electing directors. Request for Rulemaking to Amend Rule 14a-8(i) To Allow Shareholder Proposals To Elect Directors, File No. 4-461 (Aug. 1, 2002). Although there is a substantial basis for opposition to such rulemaking in light of the policy arguments that have informed the administration of the proxy rules for a long period of time, it would seem clear that the appropriate forum to address this subject is a rulemaking proceeding.

Rule 14a-12

Rule 14a-12(c) imposes additional information and procedural requirements with respect to disclosures made in the context of contested solicitations. The Proposal is silent with respect to the applicability of this rule and it is not clear how the rule would be applied in the scheme contemplated by the Proposal. To permit the 500-word supporting statement contemplated by the Proposal to be "buried" in the company's proxy statement and to avoid compliance with the Rule 14a-12(c) requirements, or the requirements of any proxy rule pertaining to competing solicitations of shareholders for that matter, would subvert the specific protections that the Commission has deemed shareholders require during such contested elections and might lead to a violation of Rule 14a-12(c).

Rule 14a-6

Rule 14a-6 requires that preliminary proxy materials be submitted to the Commission at least 10 calendar days prior to the distribution of definitive copies of those materials to shareholders or such shorter period as the Commission may authorize upon a showing of good cause. See Rule 14a-6(a). The Rule contains an exclusion for company proxy materials that relate to annual meetings where the only matters to be acted upon at the meeting are, among other specified matters, (i) the election of directors, (ii) the election, approval or ratification of accountants and (iii) shareholder proposals pursuant to Rule 14a-8. See Rule 14a-6(a). This filing exclusion for "plain vanilla" proxy statements does not apply if the company comments upon or refers in its proxy materials to a "solicitation in opposition." See Rule 14a-6(a)(6). Rule 14a-6 thus creates a clear distinction between routine solicitations and nonroutine solicitations, such as election contests and other proxy fights, in the procedures and level of Commission involvement. If the Staff decides to review proxy materials in connection with an election contest, both the preliminary proxy and the form of proxy itself will be examined and comments issued within the prescribed 10-day period. In so doing, the Staff's "mandate is to assure that security holders are not misled and ... are not unfairly treated in the solicitation (i.e., particularly the thrust of Rule 14a-4)." See SEC, Div. Of Corp. Fin., Disclosure Operations: Proxy Rules Reference Book 26 (1980). As with Rule 14a-12 above, the Proposal makes no reference to Rule 14a-6 or to the issues that would arise thereunder as a result of the Proposal.

Rule 14a-4

Rule 14a-4, which sets forth the Commission's requirements as to the form of the proxy itself, also supports the notion that election contests and other proxy fights are properly waged through separate proxy materials and not through the company's proxy. Rule 14a-4(a) requires that the form of proxy "shall indicate in boldface type whether or not the proxy is solicited on behalf of the registrant's board of directors or, if provided other than by a majority of the board of directors, shall indicate in boldface type on whose behalf the solicitation is made." In direct contravention of Rule 14a-4, the Proposal seems to envision a "common ballot" requiring the Company's Board of Directors to solicit proxies for all nominees, including those who are in opposition to the Company's nominees. In addition to the problems such a requirement presents for the Company's Board of Directors under state law (See Section C below), it would contravene the clear purpose of Rule 14a-4(a) and would disguise rather than identify the party soliciting on behalf of the alternative slate. Since the Proposal would not prohibit an insurgent from using other soliciting material on behalf of its alternative slate, and in fact contemplates it, the dangerous confusion that might follow is apparent. On the one hand, the insurgent would be required to comply with applicable proxy rules, including Rule 14a-12, with respect to its other soliciting material and would be required to identify itself as the soliciting party. On the other hand, the proxy card itself that such insurgent uses to seek election of its candidate would be required to state, under Rule 14a-4, that the Board of Directors, rather than the insurgent, is the soliciting party — a confusing, if not counter-factual, statement.

In 1992, the Commission amended Rule 14a-4 to permit insurgents to nominate a "short slate" (i.e., less than all of the board seats subject to election). See Release No. 34-31326 (Oct. 16 1992). Prior to the amendment, the "bona fide nominee" rule, which requires persons named in a proxy statement to consent to run on a slate, prevented insurgents from filling out their slates with management nominees. After the adoption of the amendment, an insurgent is now permitted to submit a short slate of candidates and fill the remaining position with management nominees so long as the insurgent follows certain procedures, including using a proxy card that identifies the management nominees the insurgent's proxies will not support and seeking authority to vote in the aggregate for the number of director positions up for election. See Rule 14a-4(d)(4). The Proposal, if enacted, would permit an insurgent to run a "short slate" without complying with the requirements of Rule 14a-4(d)(4) — in effect an end-run around the protections afforded by the amendment to Rule 14a-4.

Rule 14a-4 assumes that election contests are to be waged through separate proxy materials and not through the company's proxy in still other ways. Rule 14a-4(b), for example, states that a form of proxy "may provide a means for the security holder to grant authority to vote for the nominees set forth, as a group, *provided* that there is a similar means for the security holder to withhold authority to vote for such group of nominees." Registrants routinely use this rule to permit their shareholders an option that may facilitate their voting. If the Proposal were implemented, however, and shareholder nominees were required to be included on the Company's proxy card, the Company might be precluded from seeking authority for its nominees in this manner, something which the Company does in fact do in its annual proxy statements. Similarly, Rule 14a-4(b)(2) provides that where a shareholder has neither voted for nor withheld a vote from a nominee, or group of nominees, standing for election, the shareholder is deemed to have conferred authority to vote for that nominee, or group of nominees, provided that the form of proxy so states in boldface. See Rule 14a-4(b)(2). If the Proposal were implemented, it would not be clear whether upon receiving such unmarked proxies the Company's designated proxy holder would simply be able to vote only for management's nominees and not face challenge; what is clear, however, is that this is yet another rule that contemplates that competing slates of directors would be presented on different proxy cards rather than together on the company's proxy card.

Rule 14a-7

Rule 14a-7 provides that an insurgent seeking to mail proxy materials to shareholders may request the company to either provide a list of shareholders or, at the company's choice, to mail the insurgent's proxy materials but at the insurgent's expense. If the Proposal were implemented, the Company would lose its rights under Rule 14a-7 – both the right to choose whether to mail the insurgent's materials or to provide the shareholder list as well as the right not to bear the expense of the mailing. At the same time, insurgents beneficially owning 3% or more of the Company's common stock would be permitted to avoid the requirements of a limitation that is clearly imposed on them by the proxy rules, while ironically, smaller shareholders (presumably those least able to pay such expenses) would still be required to prepare and pay for their separate solicitation materials. We believe that this discriminatory aspect of the Proposal also raises serious concerns under state law (See Section C below).

Schedule 14A

Finally, Schedule 14A itself requires different disclosure depending on whether the solicitation is a contested election. For example, Items 4 and 5 of Schedule 14A require more stringent disclosure when an election is contested. Although the Proposal would require a nominating shareholder to provide the information required by Item 5(b), there is no assurance that such information will be not materially misleading under the standards of Rule 14a-9 or otherwise violate the securities laws. As discussed in Section D below, it is not clear how the Company's Board of Directors can ensure that any dispute over misstatements with a nominating shareholder can be resolved in a timely fashion. Therefore, since the Company will not be able to furnish the Item 5(b) information itself, it may find itself required to make the unpalatable choice between violating the Commission's disclosure requirements and risking a violation of its by-laws. Moreover, unlike with respect to the information required by Item 5(b), the Proposal does not even purport to require a nominating shareholder to provide the information required by Item 4(b), which generally relates to the cost of the solicitation in election contests. While the Proposal implicitly acknowledges that Rule 14a-12(c) would apply to shareholder nominations of directors, because that is the only instance in which Item 5(b) information is required, it does not require the shareholder proponent to submit the information required by Item 4(b) of Schedule

14A, which is also required for election contests to which Rule 14a-12(c) applies.[10] Again, the Company would find itself having to choose between violating the Commission's disclosure requirements and risking a violation of its by-laws.

* * *

The proxy rules are premised on the notion that contested proxy elections raise special concerns and should therefore be conducted through separate proxy materials rather than through the company's proxy statement. The Proponent makes no attempt to replicate the safeguards and protections that the proxy rules impose on contested elections. The Proponent seeks to establish a mechanism for contested elections within the body of a company's proxy statement and on the face of its proxy card, effectively creating confusion, while simultaneously dismantling or circumventing the entire regulatory structure that has evolved to eliminate this confusion, but offering no alternative. The Proposal is contrary to the Staff's long-held view that Rule 14a-8(i)(8) permits the exclusion of proposals, such as the Proposal, which lead to contested elections. To hold otherwise would be to subvert the very rules that Congress and the Commission have long deemed appropriate and necessary to govern proxy solicitations involving contested elections.

B. The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3))

A shareholder proposal may be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because its implementation would violate the Commission's proxy rules, including Rule 14a-12, Rule 14a-6, Rule 14a-4, Rule 14a-7 and the requirements of Schedule 14A, as more fully described in Section II.A.3. above.

In addition, at the very heart of the Proponent's supporting statement is an inaccurate representation of fact that would have the effect of misleading the Company's shareholders as to the rationale for the Proposal. The second sentence of the supporting statement states that "Sears' by-laws state that shareholders may suggest candidates, but there is no requirement that the candidates be placed on the ballot." In fact, this is false. Article I, Section 2 of the Company's current by-laws provides that nominations of persons for election to the Board of Directors may be made at the annual meeting "by any shareholder of the Company

[10] Nor does the Proposal require that the 500-word statement comply with Rule 14a-12(c). The Proposal states that to the extent a shareholder uses soliciting materials other than the Company's Proxy Materials, it must comply with all laws and regulations thereto, but there is no analogous requirement that the disclosure about the candidate and the nominating shareholder or the 500-word supporting statement comply with all laws and regulations.

who was a shareholder of record at the time of giving of notice provided for in this By-Law, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this By-Law." Any shareholder, whether the owner of one share or more than 3% of the shares, is free to nominate director candidates, to solicit proxies for them and to have the nominees voted on at the annual meeting. Although the misleading supporting statement (and the Proponent's press release announcing the Proposal) would suggest to the contrary, adoption of the Proposal would not create an ability of a shareholder to nominate director candidates where none exists. The Company's by-laws confer that right already. Rather, the Proposal is simply an attempt to end-run well established proxy rules by placing contestants' information in the Company's proxy statement and proxy card. Thus, while the effect of the Proposal is to provide insurgents access to the Company's proxy statement during an election contest rather than provide them access to the nomination process, a shareholder reading the misleading supporting statement might likely conclude the exact opposite.

C. The Proposal Would, If Implemented, Cause the Company to Violate State Law (Rule 14a-8(i)(2))

We have acted as special counsel to the Company on matters of New York law. For the reasons set forth below, it is our opinion that the Proposal would, if implemented, cause the Company to violate the New York Business Corporation Law ("NYBCL").

The Proposal Violates New York Law Because It Conflicts with the Board's Right to Manage the Business of the Company

The Proposal would, if implemented, violate New York law because it purports to adopt a by-law that would be contrary to the NYBCL. Section 602(b) of the NYBCL states that by-laws of a New York corporation "may contain any provision relating to the business of the corporation, the conduct of its affairs, its rights or powers or the rights or powers of its shareholders, directors or officers, not inconsistent with this chapter or any other statute of this state or the certificate of incorporation." Because, as we discuss below, we believe that the Proposal seeks a by-law in contravention of Section 701 of the NYBCL, we believe that the Proposal would, if implemented, cause the Company to violate the NYBCL.

The Proposal conflicts with the fundamental state law principle that the board of directors, rather than shareholders, manage the business and affairs of the corporation, subject to the directors' fiduciary duties, which protect all of the shareholders as to the directors' exercise of their management obligation and responsibility. In New York, this principle is codified in Section 701 of the NYBCL, which states that, with two narrow exceptions that are not applicable to this situation,[11] "the business of a corporation shall be managed under the direction of its board of directors ...." This has long been recognized by courts interpreting New York law. See Vogel v. Lewis, 268 N.Y.S.2d 237, 240 (N.Y. App. Div. 1966), aff'd 224 N.E.2d 738 (N.Y. 1967) ("Section 701 of the Business Corporation Law ... provides that the business of a corporation shall be managed by its board of directors .... Management means control, superintendence or guidance."); see also Auerbach v. Bennett, 393 N.E. 2d 994, 1000 (N.Y. 1979); Stoner v. Walsh, 772 F. Supp. 790, 796 (S.D.N.Y. 1991) (noting the "normal status" of directors as "conductors of the corporation's affairs") (internal quotations omitted).

One of the most basic and fundamental tasks performed by a board of directors in managing a corporation is to direct the process of electing directors at the annual meeting. This process necessarily involves a multitude of steps, including calling the annual meeting, considering and nominating qualified candidates for the board of directors, sending a notice of the meeting, preparing and mailing proxy solicitation materials, and providing for designated representatives to vote proxies at the annual meeting itself, as well as spending corporate funds to perform all of these functions, in each case in accordance with the exercise of the board's fiduciary duties. Some of these steps have in fact been codified as requirements under the NYBCL. For example, Section 602 of the NYBCL mandates that the corporation shall hold a meeting annually for the purpose of election of directors by shareholders. In addition, Section 603 of the NYBCL places with the board of directors primary responsibility for ensuring election of a sufficient number of directors at such a meeting by requiring the board of directors to call a special meeting for the election of directors in the event an annual meeting is not held within the specified period. Section 605(a) of the NYBCL meanwhile requires that notice of meeting be given to shareholders "and, unless it is the annual meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting." In performing its duty to call an annual meeting and to ensure the election of a sufficient number of directors, the board of directors considers and nominates qualified candidates for election to the board of directors and engages in a proxy solicitation to establish a quorum at the annual meeting to present for election the candidates who have been properly nominated. See Section 608 of the NYBCL (providing that the holders of a majority of the votes of shares entitled to vote shall constitute a quorum).

Moreover, in taking each of these steps related to the election process on behalf of the corporation, the board of directors must exercise its fiduciary duties. Section 717(a) of the NYBCL specifically states that "[a] director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith and with that degree of care which an ordinarily prudent person in a like position would use under similar circumstances." See also Hanson Trust PLC v. ML SCM Acquisition Inc., 781 F.2d 264,

[11] These exceptions relate to the power of shareholders to elect officers and the granting to shareholders of powers otherwise reserved to the board of directors for corporations that are not listed on an exchange or quoted on an over-the-counter market.

273 (2d Cir. 1986) (identifying the role of a director as one of a "corporate fiduciary" and noting that "[u]nder New York corporation law, a director's obligation to a corporation includes a duty of care in the execution of directorial responsibilities") (citing NYBCL § 717); Vogel, 268 N.Y.S.2d at 240 ("[Directors'] relation to the property of the corporation ... is, in equity, that of a fiduciary. As such they are bound to standards of honesty and morality, and to care for the corporate interests in all good faith ....") (citations omitted).

The Board of Directors is unique in its role of designating director candidates because its discretion is limited by its fiduciary duties to the Company and its shareholders. Shareholders may nominate director candidates for self-serving reasons; the Board of Directors may not. In addition, unlike the Proponent or any nominating or other shareholder, the Board of Directors has duties under both state and federal law to ensure that the Company's proxy statement does not contain false or misleading information, as well as to exercise appropriate care and responsibility in the nomination and solicitation process. State common law has long held that directors are under a duty of candor, including to provide shareholders accurate information when soliciting proxies for election to the board. This is a fiduciary responsibility of the board of directors. See Wyatt v. Armstrong, 59 N.Y.S.2d 502, 504-06 (N.Y. Sup. Ct. 1945) (directing a new election in a case in which the board failed to inform the shareholders that several directors listed as candidates on a proxy had resigned prior to the election and finding that "[t]hose who hold positions of trust and confidence are under a duty so to conduct themselves as to avoid the inference that they are seeking, for self interest, to mislead the real owners of their corporations); Stroud v. Grace, 606 A.2d 75, 84-87 (Del. 1992) (noting under Delaware law that a duty of full disclosure in assessing the adequacy of proxy materials under state law is imposed in addition to the federal proxy rule scheme) (citations omitted); Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 659 n.2, 660 (Del. Ch. 1988) ("[T]he perceived importance of the [stockholder voting] franchise explains the cases that hold that a director's fiduciary duty requires disclosure to shareholders asked to authorize a transaction of all material information in the corporation's possession, even if the transaction is not a self-dealing one.") (citations omitted); Caruso v. Metex Corp., No. 89-0571, 1992 WL 237299, at *16 (E.D.N.Y. July 30, 1992) ("Delaware law imposes upon a board of directors the fiduciary duty to disclose fully and fairly all material facts within its control that would have a significant effect upon a stockholder vote." (quoting Stroud, 606 A.2d at 84). The Court of Appeals of New York has recognized a duty by the board to inform the shareholders regarding business put to a shareholder vote by proxy, including election of directors, that is coupled with the board's authority to expend corporate funds toward that end. See Rosenfeld v. Fairchild Engine & Airplane Corp., 309 N.Y. 168, 172-73 (N.Y. 1955) (dismissing a shareholder derivative action seeking reimbursement of monies paid out of corporate treasury to both sides in a proxy contest and noting that it is beneficial for the information of shareholders if boards are allowed to expend funds to defend their policies in the event of proxy contests).

While directors are charged with the obligation to exercise their fiduciary duties in managing the corporation, they are at the same time entitled to carry out those duties without interference from those not similarly charged, such as shareholders. See Cont'l Sec. Co. v. Belmont, 206 N.Y. 7, 16 (N.Y. 1912) ("The directors are not ordinary agents in the immediate control of the stockholders ... They are trustees with the power of controlling the property and managing the affairs of a corporation without let or hindrance."). Indeed, the well established business judgment rule is predicated on the principle that the directors are entitled to act without interference in order to discharge their managerial duties in good faith and due care for the benefit of the corporation. See Hanson Trust, 781 F.2d at 273 ("New York courts adhere to the business judgment rule, which 'bars judicial inquiry into actions of corporate directors taken in good faith and in the exercise of honest judgment in the lawful and legitimate furtherance of corporate purposes'.") (quoting Auerbach, 393 N.E.2d at 1000) (citing Pollitz v. Wabash R.R. Co., 100 N.E. 721, 724 (N.Y. 1912)). As the Court of Appeals of New York reasoned in Auerbach, when refusing to entertain a shareholder claim regarding a decision made by the litigation committee of a corporation's board of directors not to pursue shareholder derivative litigation:

> As with other questions of corporate policy and management, the decision ... lies within the judgment and control of the corporation's board of directors. Necessarily such decision must be predicated on the weighing and balancing of a variety of disparate considerations to reach a considered conclusion as to what course of action or inaction is best calculated to protect and advance the interests of the corporation. This is the essence of the responsibility and role of the board of directors, and courts may not intrude to interfere.

393 N.E.2d at 1000-01. See also Rosengarten v. Int'l Tel. & Tel., 466 F. Supp. 817, 822 (S.D.N.Y. 1979).

Because directors, unlike shareholders, are charged with fiduciary responsibility for the management of the corporation's business, they are also responsible for decisions about the use of corporate property and disclosure decisions involving their duty of candor. In fulfilling its duties to direct the director election process, the board of directors is entitled to use corporate funds, except to pursue a personal struggle for power, because such funds are being used for a corporate purpose in the exercise of the board's fiduciary duties. See Rosenfeld, 309 N.Y. at 172-73 (noting that "corporate directors have the right to make reasonable and proper expenditures, subject to the scrutiny of the courts when duly challenged, from the corporate treasury for the purpose of persuading the stockholders of the correctness of their position and soliciting their support for policies which the directors believe, in all good faith, are in the best interests of the corporation" and also that expenditure in the absence of a contested proxy is also important because, "[i]f directors of a corporation may not in good faith incur reasonable and proper expenses in soliciting proxies in these days of giant corporations with vast numbers of stockholders, the corporate business might be seriously interfered with because of stockholder indifference and the difficulty of procuring a quorum where there is no contest"); See also Levin v. Metro-Goldwyn-Mayer, Inc., 264 F. Supp. 797, 803-04 (S.D.N.Y. 1967). Conversely, courts have held that an insurgent that wages a proxy fight against a corporation is not entitled to a reimbursement unless such insurgent is successful and both the corporation and shareholders approve such reimbursement. See Grodetsky v. McCrory Corporation, 267 N.Y.S.2d 356, 359 (N.Y. 1966) ("It will be noted that the rule is confined to the actual, reasonable and bona fide expenses of successful contestants, reimbursements of which has been made by the corporation after approval by a majority of the stockholders."), aff'd, 276 N.Y.S.2d 841 (N.Y. App. Div. 1966), appeal denied, 226 N.E.2d 708 (N.Y. 1967); Steinberg v. Adams, 90 F. Supp. 604, 608 (S.D.N.Y. 1950) (federal court in New York applying Delaware law and noting that "it seems permissible to me that those who advocate a contrary policy and succeed in securing approval from the stockholders should be able to receive reimbursement, *at least where there is approval by both the board of directors and a majority of the stockholders*") (emphasis added). See also Rosenfeld, 309 N.Y. at 176 ("[S]ince expenditures which do not meet [the] test of propriety are intrinsically unlawful, it could not be an answer ... that the stockholder vote which purported to authorize them was heavy or that the change in management turned out to be beneficial to the corporation") (concurring opinion). Moreover, unsuccessful insurgents are not entitled to reimbursement of their expenses. See Phillips v. United Corp., No. 40-497, 1948 U.S. Dist. LEXIS, 1770, at *17 (S.D.N.Y. May 26, 1948), appeal dismissed, 171 F.2d 180 (2d Cir. 1948).

Thus, the case law on the fiduciary obligations of boards of directors to manage the business of the corporation (including the duty of candor in ensuring accurate disclosure in the corporation's proxy statements), together with the law on the use of corporate property in election contests, recognizes that only those who manage the business of the corporation, through the exercise of fiduciary responsibility, are entitled to use corporate property in so doing. Conversely, those who do not have any similar fiduciary responsibility, such as shareholders, are not entitled to the use of corporate funds or to access to corporate property or resources, such as corporate disclosure documents, unless a fiduciary determination is made by the board of directors. The Proposal would violate this principle because it would require the expenditure of corporate funds and give access to shareholders to the corporate disclosure machinery without a decision of a fiduciary.

It is indeed fundamental to corporate governance that the use of corporate assets, including the expenditure of corporate funds, be protected by a reasoned exercise of directorial authority subject to the fiduciary duty that attaches to the directors' decision-making. The long-term best interests of the corporation and all of its shareholders is the intended beneficiary of that protection. A mandatory rule that requires use of corporate assets without the exercise of the board's fiduciary judgment risks the core of that pervasive protection. A by-law could not properly direct that corporate assets be diverted to purchasing an asset that a majority of the voting shareholders feel would be beneficial. Such a by-law would strip the non-voting or non-concurring shareholders of the benefits of the board's informed good faith judgment. There is no basis to believe that application of this principle should be evaded on the ground that this by-law is directed at the proxy process and not the operation of the company's business. The board's fiduciary obligation to the corporation and all of its shareholders is not so limited. The board is duty-bound to deploy corporate assets and undertake corporate processes only to advance what the board in its good faith and informed judgment believes is the long term benefit of the corporation. The Proposal, at its core, contravenes this fundamental principle and the shareholder protection that it embodies.

Although the misleading supporting statement (and the Proponent's press release announcing the Proposal) would suggest that the Proposal relates to the right to nominate or elect directors, the Proposal in actuality is an attempt to require inclusion of a shareholder's solicitation materials in the proxy materials prepared by the Company in connection with a solicitation of candidate nominated by the Board of Directors. As such, the Proposal seeks to inject certain large shareholders into a process – the preparation and use of the Company's proxy statement and proxy card – that is an integral part of the management of the Company's business and therefore properly the province and responsibility of the Board of Directors and the exercise of the directors' judgment under established fiduciary duty concepts. It is beyond argument that shareholders elect the board of directors, and that under New York law shareholders may nominate candidates for election to the board of directors. The Company may also adopt by-laws designating the procedures and requirements for the calling and conduct of shareholder meetings and the nomination of directors provided these procedures are reasonable. See Section 602(d) of the NYBCL. The Company does, of course, permit nominations of directors by shareholders and has adopted by-laws establishing procedures for so doing.[12] Shareholders may also solicit proxies in favor of their nominees, and the federal proxy rules have been structured to facilitate and regulate such contests, as discussed in Section II. A.2. above. The Proposal, however, does not involve any of those issues. Nor does it involve the right of shareholders to use proper legal forums to question, or to seek to change, a board's decision on any issue within the board's control. Rather, the Proposal seeks to grant large shareholders direct access to the Company's proxy materials to nominate and support a director candidate. There is no legal authority in New York, whether statutory or judicial, that grants any shareholders, much less only large ones, such a right. And no such right is to be found in the certificate of incorporation of the Company.

[12] Article I, Section 2 of the Company's current by-laws provides that nominations of persons for election to the Board of Directors may be made at the annual meeting "by any shareholder of the Company who was a shareholder of record at the time of giving of notice provided for in this By-Law, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this By-Law."

In fact, the only right that shareholders have to include anything in a corporation's annual proxy materials is the right specifically granted by federal law to include Rule 14a-8 proposals, which also specifically permits exclusion of proposals relating to the election of directors. The permitted exclusions under Rule 14a-8 are specifically designed to grant shareholders only a limited right to use a corporation's proxy statement. If shareholders are permitted to use the corporation's proxy statement without the limits contained in Rule 14a-8, including through mandatory by-laws purporting to require such access outside the province of that rule, such a right of access could quickly transfer control over a corporation's proxy statement from the board of directors to its shareholders. If the type of by-law contained in the Proposal is permitted, there is then no principled reason not to permit a by-law that mandates inclusion of business information that is not required to be included by the proxy rules and that the board of directors determines should not be public, such as sensitive business information or contingencies. Nor would there be any principled reason for objecting to a by-law that permits shareholders to include in the corporation's proxy statement a proposal that would be excludable under Rule 14a-8, as we believe the Proposal seeks to do. Once the floodgates — the right of the Board of Directors to control a corporation's proxy statement — are opened beyond the reasonable and sensible limits of Rule 14a-8, it is likely that the corporation's proxy materials will become a "free for all" forum for addressing a multitude of agendas that may not be in the best interests of the corporation. This would clearly infringe upon the fiduciary obligation of the Board of Directors to manage the business of the Company under Section 701 of the NYBCL, and portend mandating use of corporate funds and assets for purposes unconstrained by any fiduciary protection and therefore potentially harmful to the Company.

In its particular application, the Proposal, if implemented, would require the Company's Board of Directors to blindly commit, in advance of knowing even the identity of the shareholder nominee much less anything about his or her qualifications, to open the Company's proxy materials for the use of an insurgent's campaign to be waged against the Company's nominees by any shareholder or group of shareholders who obtains beneficial ownership of 3% of the Company's outstanding common stock. Such a commitment would represent an abrogation of the Board of Director's duties to manage the business of the Company in accordance with its fiduciary duties. The Board of Directors has a responsibility to the shareholders to consider and nominate candidates for election to the Board of Directors at each annual meeting and in selecting its nominees, the Board of Directors is charged with using its own best judgment to choose those persons it reasonably believes will be suitable candidates. Shareholders may also nominate candidates, but the Board of Directors is not required to accept those nominations; in such a case, shareholders may, of course, solicit proxies on behalf of their alternative slate of candidates. As discussed in Section II. A.2. above, the federal proxy rules are premised on the notion that shareholders who seek election of non-management candidates will wage a proxy contest using separate proxy solicitation materials. The Board of Directors may, in the exercise of its fiduciary duties, decide that a particular shareholder nominee is not the best candidate for election to the Board of Directors, or that the candidate may even be harmful to the Company's interests. If it makes such a decision, the Board of Directors cannot also, consistent with its fiduciary duties, take steps to help such candidate be elected, including by adding such nominee to the Company's proxy materials, acting as proxy agent to solicit votes on behalf of such alternative candidates,[13] and using corporate funds to pay for the solicitation. It is also reasonable for the Board to refuse to risk the confusion that might ensue if competing solicitations were conducted within a common proxy statement and a common proxy card – precisely the sort of confusion that underlies the structure of the current Commission rules mandating separate solicitations by companies and insurgents.

In addition, since the Company is responsible for securities law violations contained in the Company's documents,[14] including those attaching under Rule 14a-9 for false or misleading statements in the proxy solicitation materials, the Board of Directors must ensure that the disclosure contained in the Company's proxy materials does not lead to such liability. Because the Proposal would require the Company to include candidate disclosure and a supporting statement that comes from a third party, the Board of Directors would be stripped of its responsibility over the contents of its proxy statement.[15] To do so would be to create a myriad of potential problems that are not at all addressed by the Proposal and that would create the risk of additional liability for the Company, including, for example, the question of who would have the duty to correct or update the information included by the nominating shareholder.[16] Furthermore, it is not clear whether the Board of Directors would be able to pursue its remedies to cure false or misleading statements, through the Commission comment process or through litigation, including through the seeking of an injunction to stop an insurgent's proxy solicitation based on false or misleading statements, when such statements are contained in its own proxy materials. The Board of Directors may find itself required to make the unpalatable choice between violating the Commission's disclosure requirements and risking a violation of the Company's by-laws.

The Proposal Violates New York Law Because It Discriminates Between Shares

The Proposal would, if implemented, violate New York law because it discriminates between shares of the same class, which is expressly prohibited by Section 501(c)

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[13] The Proposal seems to require a "common ballot," which would involve the management proxy agents acting in such capacities in soliciting proxies both in favor of the Company's nominees and in favor of alternative nominees and in acting as proxy agent for both such inconsistent purposes.

[14] Rule 14a(8)(l)(2) states that a company is not responsible for the content of Rule 14a-8 proposals, but does not cover the candidate disclosure or supporting statement, neither of which would be a Rule 14a-8 proposal.

[15] As discussed in Section II.D. n.11 above, the requirement of indemnification from the nominating shareholder cannot be assured and is not an adequate substitute for not violating the laws.

[16] Rule 14a-9 also imposes a duty to update information if necessary to make the statements contained in a proxy statement not false or misleading with respect to a material fact.

of the NYBCL, as construed by the New York courts. Section 501(c) of the NYBCL states, in relevant part, that:

> Subject to the designations, relative rights, preferences and limitations applicable to separate series and except as otherwise permitted by subparagraph two of paragraph (a) of section 505 of this article, *each share shall be equal to every other share of the same class.*

NYBCL Section 501(c) (emphasis added).

The NYBCL contains only two exceptions to this clear rule. The first is specified in Section 505(a)(2) of the NYBCL and provides a corporation with the right to restrict or add a condition that precludes or limits the exercise, transfer or receipt of rights or options to purchase shares by an interested shareholder, which is defined as a beneficial owner of 20% of the outstanding voting stock. As described below, this statutory exception was adopted by the New York legislature to permit the adoption by New York corporations of shareholder rights plans with a 20% trigger threshold. The second exception is a narrow provision that permits corporations that are residential cooperatives to have variation in fees or charges payable to the corporation upon sale or transfer of shares and appurtenant proprietary leases, occupancy agreements or offering plans or amendments thereto. See NYBCL Section 501(c). Other than these two exceptions, the NYBCL statute is clear that New York corporations may not discriminate between shares of the same class of stock.

The Proposal, which seeks to amend the Company's by-laws to require the inclusion by the Company in its proxy materials of disclosure information about, as well as a 500-word supporting statement in favor of, any person nominated for election to the Company's Board of Directors by any shareholder or group of shareholders beneficially owning 3% or more of the Company's outstanding common stock, and to require that such nominee appear on the Company's proxy card, is on its face discriminatory in the manner prohibited by Section 501(c) of the NYBCL. In seeking to grant only some but not all holders of the identical class of stock a right of access to the Company's proxy for the purpose of nominating and electing the Board of Directors, the Proposal creates an impermissible distinction between shares that makes the value and rights of each share anything but equal. Ironically, despite the call in the Proponent's supporting statement for "diverse opinions," the Proposal's implementation would result in a special grant of free proxy access to large shareholders, likely to be sophisticated institutions with substantial resources, while leaving only small shareholders with the obligation to pay for proxy contests to elect directors and to comply with the proxy rules governing contested elections, which were meant to apply to all shareholders equally.

Moreover, Section 601(b) of the NYBCL expressly prohibits by-laws "inconsistent with [the NYBCL] or any other statute of [New York]." Since the Proposal, as shown above, is discriminatory in violation of Section 501(c) of the NYBCL, adopting the by-law that is the subject of the Proposal would cause the Company to violate Section 601(b) of the NYBCL as well.

Courts applying New York law addressing the issue of discrimination among shares have affirmed the clear reading of Section 501(c) of the NYBCL described above. In Bank of N.Y., Inc. v. Irving Bank Corp., 536 N.Y.S.2d 923, 924-26 (N.Y. Sup. Ct. 1988), a New York court construed Section 501(c) of the NYBCL to prohibit a board of directors from implementing a "flip-in" shareholder rights plan, which would have granted different rights to holders of different amounts of shares in the event of a takeover. In doing so, the court determined that the plan would impermissibly result in discrimination among shareholders of the same class, based on their aggregate level of shareholding. See id. (relying on Fe Bland v. Two Trees Mgmt. Co., 498 N.E. 2d 223 (N.Y. 1985)). The court specifically rejected an argument based on the law of other jurisdictions that a flip-in rights plan would be permissible under New York law because such plan's effect "does not discriminate among shares, but, rather, [only] among shareholders." See id. (emphasis added).

Two years later, the Court of Appeals of the Second Circuit reaffirmed the general "anti-discriminatory" rule in Section 501(c) of the NYBCL when it agreed with a district court's reading of that section as prohibiting a board of director's from implementing an amended shareholder rights plan that the court determined reduced the voting power rights of a shareholder owning 12.5% or greater of a class of stock when compared to holders of less than that amount of the same class of stock because such plan "discriminates among shareholders in violation of section 501(c)." Avon Prods., Inc. v. Chartwell Assoc. L.P., 907 F.2d 322, 323 (2d Cir. 1990) (per curiam). The district court considered whether the amended shareholder rights plan might fit within the exception contained in Section 505(a)(2) of the NYBCL, but decided that it did not because Section 505(a)(2) set the level of permitted discrimination in connection with a shareholder rights plan at 20% and therefore did not permit discrimination against a 12.5% shareholder. Avon Prods., Inc. v. Chartwell Assoc. L.P., 738 F. Supp. 686, 689-91 (S.D.N.Y. 1990). Both sides to the dispute in Avon had stipulated that the original shareholder rights plan, which was triggered at the 20% level, did not violate the equality requirement of Section 501(c) of the NYBCL because it fit within the exception permitted by Section 505(a)(2). In rejecting the application of that exception to the amended shareholder rights plan, which used a 12.5% trigger for some purposes, the court observed that:

> In selecting the 20% level as the line between permissible and impermissible discrimination, the legislature effected a compromise between the general anti-discrimination norms embodied in Section 501(c) and the clearly expressed legislative concern about the proliferation of hostile takeovers. The compromise

permitted some discrimination against presumed acquirors, but set the level of permitted discrimination at 20% holdings of a company's stock. Id. at 689.

In both Irving and Avon, the discrimination that was held by the New York courts to be contrary to New York law involved a distinction based on beneficial ownership of a specified amount of shares, as is the case with the Proposal. In Avon, the defendant attempted to argue that the discrimination should be exempt from Section 501(c) of the NYBCL on the theory that the discrimination effected by the shareholder rights plan was against the holders rather than the shares. The court rejected that theory and concluded: "The argument that the shares of the 12.5% holder and the 12.4% holder are 'equal' to one another has no conceivable merit." Id. at 690. In Irving, the court cited the Court of Appeal's prior decision in Fe Bland, involving a contested transfer fee which varied according to whom the shares had been purchased from and how long they had been owned, which rejected the argument that Section 501(c) of the NYBCL was intended "not to proscribe a distinction between shareholders." Irving, 536 N.Y.S.2d at 925 (citing Fe Bland, 489 N.E.2d at 229-30). The Irving court proceeded to declare that: "The flip-in amendment herein works a similar impermissible discrimination among shareholders of the same class. It favors certain shareholders over others." Id.

Similarly, the Proposal would involve both discrimination among shareholders, favoring certain large shareholders over smaller ones, and the treatment of shares differently depending on whether they are held by a shareholder or group of shareholders beneficially owning 3% or more of the Company's outstanding stock or those owning less than that amount. In the hands of the former, the shares enable their holder to obtain free access rights to the Company's proxy machinery; in the hands of the latter, they do not. The fact that the shares may be equal in other respects does not change this basic conclusion, as the court in Avon found: "The fact that Avon can point to many respects in which the securities are equal is irrelevant." Avon, 738 F. Supp. at 690.

Following the Irving decision, the New York legislature decided that an exception to Section 501(c) was necessary to permit the adoption by New York corporations of shareholder rights plans, which were deemed to be discriminatory under Section 501(c) of the NYBCL in Irving. In December 1988, the NYBCL was amended for that purpose and the exception contained in Section 505(a)(2) was added. The stated purpose of the New York legislature in enacting the amendment was to allow corporate boards "sufficient time to evaluate offers and bids ... and to determine to pursue whatever course of action promotes the best long-term interests of the corporation and its shareholders" and the provision was designed specifically in response to "recent judicial decision of certain New York courts." Legislative Findings and Declaration, Section 1 of L. 1988, c. 743 (cited in Avon 738 F. Supp. at 690 n.3); see also Dynamics Corp. of Am. v. WHX Corp., 967 F. Supp. 59, 64-65 (D. Conn. 1997) (describing New York legislature's enactment of Section 505(a)(2) of the NYBCL to permit the implementation of certain shareholder rights plans); Avon, 738 F. Supp. at 689 ("The judicial decision which most directly sparked the legislature's concern, and prompted the amendment of Section 505(a)(2), was [Irving]."); Wapnick v. Seven Park Ave. Corp., 658 N.Y.S.2d 604, 605-06 (N.Y. App. Div. 1997) (describing similar determination by the New York legislature regarding benefits of differential treatment of cooperative shareholders in very limited circumstances and the legislature's resulting 1986 amendment of Section 501(c) of the NYBCL to permit such limited exceptions, as discussed above). Thus, the New York legislature, in enacting two specific exceptions to the general rule under Section 501(c) of the NYBCL that unequal treatment of shares is not permitted, affirmed the general rule of Section 501(c) of the NYBCL and has made clear that, in the absence of a statutory exception such as those enacted in 1986 and 1988, the clear language of Section 501(c), and the case law interpreting it, would prohibit different treatment of shareholders on the basis of the amount of stock of the same class held.

* * *

For the foregoing reasons, it is our opinion, as special New York counsel to the Company, that the Proposal would, if implemented, cause the Company to violate New York law. Accordingly, we believe the Proposal may be excluded under Rule 14a-8(i)(2).

D. The Company Lacks Power/Authority to Implement the Proposal (Rule 14a-8(i)(6))

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." Because the Proposal requires the intervention of third parties over whom the Company has no control, we believe it may be excluded under Rule 14a-8(i)(6).

The Proposal would, if implemented, require the Company to permit certain large shareholders to require the Company to include their candidate for the Board of Directors in the Company's proxy statement along with certain disclosure information about the candidate and the nominating shareholder that would be required by Schedule 14A as well as a 500-word supporting statement. Because the Company has liability for its proxy statement, requiring the inclusion of information that is provided by someone over whom the Company has no control opens the Company to potential risk and litigation of unknown proportion.[17] The last sentence of the Proposal acknowledges this problem and seeks to solve it by requiring that: "The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with Commission rules, including Rule 14a-9." But in attempting to solve this problem, the Proposal creates another one because this requirement is inherently beyond the

[17] The Proposal's requirement that the shareholder provide indemnification is of uncertain value since there can be no assurance that the 3% shareholder would have sufficient funds or honor such obligation.

power of the Company to implement. The Board of Directors cannot create a procedure that will ensure that an insurgent shareholder will be reasonable and will cooperate with the Company in resolving disputes over whether that shareholders' disclosure information and 500-word statement of support comply with securities laws, especially Rule 14a-9. Putting aside the obvious difficulties created in resolving such disputes in an adversarial setting in which the shareholder is likely attacking the very Board of Directors with whom such resolution is to take place, much less doing so on the tight schedule imposed by state and federal regulations relating to annual meetings and proxies, the Board of Directors simply cannot ensure the performance – be it accurate disclosure in the first place or timely resolution of any securities law issues relating to such disclosure – of a person over whom it has no control.

In 1998, the Commission noted that while exclusion would not normally be justified if the proposal merely requires a company to ask for cooperation from a third party, see, e.g., Northeast Utilities System (Nov. 7, 1996) (proposal that the company ask a third party to coordinate annual meetings held by public companies), exclusion may be justified where implementing the proposal would require intervening action by independent third parties. See Release No. 34-40018 (May 21, 1998) at note 20. Because any resolution of disputes over whether the disclosure and 500-word statement comply with Commission rules, including Rule 14a-9, necessarily depends on the intervention of third parties over whom the Company has no control, the Board of Directors of the Company simply lacks the power to implement the Proposal.

III. Conclusion

For the reasons provided herein, on behalf of the Company we request the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials. For the reasons described above, the Company believes the Proposal as currently conceived is fundamentally flawed and that its deficiencies could not be corrected without substantially changing its purpose and approach.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter, and the Letter containing the Proposal and its supporting statement. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned or

Trevor S. Norwitz or Igor Kirman at 212-403-1000 with any questions or comments regarding the foregoing.

Very truly yours,

Andrew R. Brownstein

Attachment

cc: Gerald W. McEntee (AFSCME) (w/attachment)
Steven M. Cook (Sears, Roebuck and Co.) (w/attachment)

Attachment A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

VIA FACSIMILE AND REGISTERED MAIL

Pension Committee

GERALD W. MCENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

November 14, 2002

Ms. Anastasia D. Kelley, Corporate Secretary
Sears, Roebuck & Co.
3333 Beverly Road
Hoffman Estates, IL 60179

Dear Ms. Kelley:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2002 proxy statement of Sears, Roebuck & Co. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 3591 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal and Proof of Ownership are attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at 202-429-5024.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE:mas
Attachment

RESOLVED, pursuant to Article IX of the By-laws of Sears, Roebuck & Co. and section 601 of the New York Business Corporation Law, the shareholders hereby amend the By-laws to add the following Article I, section 9:

"The Company shall include in its proxy materials for a meeting of shareholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Company's board of directors by a shareholder or group thereof that satisfies the requirements of this section 9 (the "Nominating Shareholder"), and shall allow shareholders to vote with respect to such nominee on the Company's proxy card. Each Nominating Shareholder may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominating Shareholder must:

(a) beneficially own 3% or more of the Company's outstanding common stock;

(b) provide written notice received by the Company's Secretary within the time period specified in the third paragraph of Article 1, section 2; such notice shall contain (i) with respect to the nominee, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominating Shareholder, the participant information required by Item 5(b) of Schedule 14(A) (with separate disclosure for each shareholder in a proposing group) (all disclosure in this section 9(b) is referred to as the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominating Shareholder's communications with shareholders of the Company, including the Disclosure; (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.

In addition to the Disclosure, the Company shall include in its proxy materials a 500-word statement by the Nominating Shareholder in support of the nominee's candidacy (the "Statement"). The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

SUPPORTING STATEMENT

Shareholders currently have no meaningful control over the process by which candidates are selected for election to company boards of directors. Sears' by-laws state that shareholders may suggest candidates, but there is no requirement that the candidates be placed on the ballot. Indeed, there is no indication in any of Sears' last five proxy statements that any shareholder nominee was considered.

We believe that direct access to the proxy for purposes of electing a director nominated by shareholders is the most effective mechanism for ensuring diverse opinions and independent oversight. The need for such oversight is especially acute now, we think, in light of the challenges Sears faces, including lagging stock performance and the failure to implement three shareholder proposals that received majority votes in the last three years.

We urge shareholders to vote FOR this proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

DELIVERED BY HAND

January 7, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Grace Lee, Esq.

Regarding: **Request for no-action relief by Sears, Roebuck & Co. on shareholder proposal by AFSCME Employees Pension Plan**

Dear Ms. Lee,

The purpose of this letter is to inform you that the AFSCME Employees Pension Plan (the "Plan") intends to respond to the request by Sears, Roebuck & Co. for no-action relief regarding the shareholder proposal submitted by the Plan pursuant to Rule 14a-8.

If you have any questions or need anything further, please do not hesitate to call me on (202) 429-5024.

Sincerely,

Michael Zucker
Director
Office of Corporate Affairs

MZ:mas

cc: Beth Young

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

January 24, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Sears, Roebuck and Co.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Sears, Roebuck and Co. ("Sears" or the "Company") a stockholder proposal (the "Proposal") amending the Company's bylaws to establish a procedure by which a Nominating Stockholder (as defined in the Proposal) may ensure the inclusion of a Qualified Nominee (also defined in the Proposal) in Sears' proxy statement and on Sears' proxy card.

In a letter to the Commission dated December 19, 2002, Sears stated that it intends to omit the Proposal from its proxy materials being prepared for the 2003 annual meeting of shareholders. Sears argues that the Proposal is excludable: (i) under Rule 14a-8(i)(8), because it would establish a procedure that would result in contested elections of directors; (ii) under Rule 14a-8(i)(3), on the ground that the Proposal contains false or misleading statements; (iii) under Rule 14a-8(i)(2), as violating New York law by infringing on the power of the board to manage the business and affairs of the corporation and discriminating between shares of the same class; and (iv) under Rule 14a-8(i)(6), on the ground that Sears lacks the power or authority to implement the Proposal because it requires the intervention of third parties over which Sears has no control. As discussed more fully below and in the attached opinion of Friedman Kaplan Seiler & Adelman LLP, Sears has failed to meet its burden of establishing entitlement to rely on any of those three exclusions. Accordingly, its request for no-action relief should be denied.

Rule 14a-8(i)(8): Relates to an Election for Membership on the Company's Board of Directors

Rule 14a-8(i)(8) permits exclusion of a proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." (For simplicity, this exclusion is referred to herein as the "Election Exclusion.") Sears contends that the Proposal falls within this exclusion because it would foster contested elections of directors.
Sears is correct that the SEC staff has, in recent years, excluded proposals similar to the Proposal on the ground that they were likely to lead to contested director elections. The Plan believes that the Election Exclusion should not be applied to allow blanket exclusion of all proposals seeking stockholder access to management's proxy, and respectfully requests that the staff's position be reconsidered. Specifically, we urge the SEC staff to permit such proposals that, like the Proposal, would not permit circumvention of the Commission's proxy rules governing election contests or the disclosure requirements contained in Schedule 14A.

The language of the Election Exclusion provides little guidance regarding its scope. Because of the breadth of its language, it could be construed as permitting exclusion of all proposals touching on the election of directors. However, the SEC staff has not interpreted the Election Exclusion so broadly, and has required companies to include in their proxy statements many different proposals that concern the election of directors, including proposals asking companies to declassify their board, see, e.g., Boeing Co. (Feb. 23, 1999); adopt cumulative voting, see, e.g., Archer Daniels Midland (June 20, 1996); adopt director tenure limits or mandatory retirement ages, see, e.g., LSB Industries (Feb. 17, 1997); and nominate two candidates for each open board seat, see, e.g., SBC Communications Inc. (Jan. 31, 2001; review denied, Mar. 16, 2001).

All of these permitted proposals certainly "relate to" the election of directors. For example, a proposal seeking board declassification would, if implemented, result in each director standing for election every year rather than once every three years. The institution of cumulative voting could significantly change the dynamics of voting in director elections, making it easier for a small bloc of shareholders to ensure the election of a particular director candidate. And nominating two candidates for each open directorship would require shareholders to make choices about the competing slates in each director election.

Interpreting the Election Exclusion as not prohibiting all proposals touching on director elections is consistent with the scant history and SEC commentary that exists regarding the exclusion. For much of the shareholder proposal rule's history, the first paragraph of the rule, which set forth the general parameters of the process, provided, "This rule does not apply, however, to elections to office." See, e.g., Exchange Act Rel. No. 3998 (Oct. 10, 1947) (Rule X-

14A-8(a)); Exchange Act Rel. No. 4979 (Jan. 6, 1954) (same); Exchange Act Rel. No. 8206 (Dec. 14, 1967) (Rule 14a-8; "This rule does not apply, however, to elections to office or to counter proposals to matters to be submitted by management."). The rule did not contain any additional explanation regarding the meaning of this language.

In 1976, the language regarding elections and counter proposals was removed from the first paragraph of the rule, and two additional substantive bases for exclusion were created. When this change was first proposed, the Commission proposed to allow the exclusion of any proposal that related to a "corporate, political or other election to office." In the final version, however, the Commission deleted the words "corporate, political or other" from the provision. The Commission did so in order to dispel a misunderstanding displayed by commentators that the Commission had "intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, general qualifications for directors, and political contributions by the issuer." Exchange Act Rel. No. 12999 (Nov. 22, 1976). Thus, it is clear that the Commission did not intend to bar all proposals dealing in any way with the election of directors.

The SEC staff has been required to determine how the Election Exclusion should apply to proposals that concern director election but are not one of the three types of proposals specifically mentioned in Release No. 12999. As mentioned above, the SEC staff has declined to allow companies to exclude proposals affecting the frequency of elections and director tenure, in addition to the proposals on cumulative voting, director qualifications and political contributions identified in the release. This more permissive interpretation comports with the policy behind the Commission's proxy rules: "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation . . . ." Exchange Act Rel. No. 19135 (Oct. 14, 1982). It is difficult to imagine issues of more urgent concern to stockholders than those relating to the election of directors, who are charged with safeguarding stockholders' interests and overseeing management on stockholders' behalf.

Stockholder Access Proposals

Proposals seeking stockholder access to management's proxy statement (hereinafter, "Stockholder Access Proposals"), however, have met with an inconsistent response from the SEC staff, and, as Sears points out, the most recent letters have uniformly permitted exclusion. Compare Dravo Corporation (Feb. 21, 1995) (not permitting exclusion); Pinnacle West Capital Corp. (Mar. 26, 1993) (same); and Union Oil (Feb. 24, 1983 and Jan. 29, 1981) (same) with Unocal Corp., (Dec. 20, 1990) (allowing exclusion); Toys "R" Us, Inc. (Apr. 3, 2000) (same); and Boykin Lodging Company (Mar. 22, 2000) (same).

Although the precise formulation may vary, Stockholder Access Proposals generally provide that stockholders—often only those holding more than a threshold amount of stock—may nominate a candidate to serve on a company's board, and require the company to include the nominee's name and certain other information on the company proxy statement and proxy card. Here, the Proposal would amend Sears' bylaws to establish a procedure by which any holder or group of holders owning 3% or more of Sears' outstanding common stock (the "Nominating Stockholder") may nominate a single candidate (a "Qualified Nominee") for inclusion in Sears' proxy statement and card. The Proposal would require that certain information required by Schedule 14A with respect to both the Nominating Stockholder and the Qualified Nominee be provided to Sears at the time of the nomination. The Proposal also provides that the Nominating Stockholder must agree to abide by all applicable legal requirements, including, without limitation, Rule 14a-12, to the extent soliciting materials other than the Company's proxy statement are used.

The Proposal is designed to improve Sears' corporate governance by providing a substantial stockholder or group of stockholders with a cost-effective way to participate meaningfully in the director nomination and election processes. Currently, the incumbent board has exclusive access to management's proxy statement for the purpose of nominating director candidates. A stockholder that wishes to sponsor a board candidate must shoulder all of the expenses associated with such a campaign, including costs associated with preparing, printing and mailing a separate proxy statement and tabulating a separate proxy card, which can total hundreds of thousands of dollars.

Because the cost is so high, director campaigns are typically waged only by those seeking control of the company. Providing a more level playing field with respect to the nomination of director candidates is a logical outgrowth of the principle that stockholders have the exclusive power to elect directors, and providing access to management's proxy will enable stockholders to fulfill their monitoring role more effectively. See Melvin A. Eisenberg, "Access to the Corporate Proxy Machinery," 83 Harv. L. Rev. 1489 (1970); Carol Goforth, "Proxy Reform as a Means of Increasing Shareholder Participation in Corporate Governance: Too Little, But Not Too Late," 43 Am. U. L. Rev. 379 (1994).

The "Contested Election" Rationale and the Commission's Proxy Rules

In permitting exclusion of Stockholder Access Proposals, the SEC staff has reasoned that such proposals, "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." See, e.g., United Road Services, Inc. (May 5, 2000); The Black & Decker Corp. (Jan. 18, 2000); The Coca-Cola Company (Jan. 24, 2000). In some cases, the staff has explained further that the establishment of such a procedure "is a matter more appropriately addressed under Rule 14a-11 [now 14a-12]." See, e.g., Unocal Corp. (Feb. 8, 1990); BellSouth Corp. (Feb. 4, 1998). Sears relies on these decisions to urge that it be permitted to exclude the Proposal.

The "contested election" rationale has been inconsistently applied to proposals dealing with election procedures, in ways that undermine rather than bolster the Commission's current disclosure regime, and that there is no basis for the distinction in the history of the Election Exclusion. Further, public policy considerations militate against the exclusion of Stockholder Access Proposals simply because they might result in challenges to incumbent directors in management's proxy statement.

The SEC staff has supported its use of the contested election rationale by quoting language from a 1976 release proposing minor changes to the Election Exclusion. In that release, the Commission stated, "[T]he principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [now 14a-12], are applicable thereto." Exchange Act Rel. No. 12598 (July 7, 1976). That statement does not directly address the propriety of Stockholder Access Proposals. It does, however, contain two principles useful in interpreting the Election Exclusion: first, that Rule 14a-8 should not be used as a mechanism to conduct a campaign in favor of or against a particular candidate for the board; and second, that the Commission is concerned that certain proposals reforming the election process could undermine the Commission's regulation of proxy solicitations.

The Plan agrees that the shareholder proposal rule itself should not be used to nominate director candidates or oppose one or more candidates nominated by the board. There has been little controversy over the SEC staff's invocation of the Election Exclusion to allow exclusion of self-nominating proposals, for example, or proposals urging stockholders to vote against one or more incumbent directors. The Proposal does neither of these things.

The Proposal does, however, seek to reform the process by which directors are nominated and elected at Sears. It is possible to construe "effecting reforms in elections of that nature" as referring to—and thus supporting exclusion of—all proposals aimed at reforming the corporate election process. However, the SEC staff has not taken this position: rather, it has determined that certain election procedure proposals—those that do not result in a "contested election"—are not excludable, while Stockholder Access Proposals may be excluded.

The basis for this distinction is difficult to discern, especially in light of the SEC staff's treatment of recent proposals asking companies to nominate two or more persons for each open board seat and include information about all nominees in the proxy statement and on the proxy card ("Double Nominee Proposals"). Double Nominee Proposals, like Stockholder Access Proposals, would bring about a major change to the process for electing directors. With respect to the Double Nominee Proposals, a contested election would surely occur because the incumbent board could recommend that stockholders vote for only half (or fewer) of the candidates. Nonetheless, the SEC staff has not allowed companies to exclude these proposals. See, e.g., General Electric Company (Jan. 12, 2001) (rejecting argument that Double Nominee Proposal created contested election, justifying exclusion under Rule 14a-8(i)(8)); General Motors Corp. (Apr. 10, 2000) (same).

The Commission's concern regarding circumvention of the other proxy rules, evident in Release 12598, may explain the staff's inconsistent treatment of Double Nominee Proposals and Stockholder Access Proposals. Specifically, the SEC staff may believe that because under the Double Nominee Proposals all candidates are nominated by the incumbent board, violations of the other proxy rules could not occur. The Double Nominee Proposals do require all "SEC-required declarations"—presumably referring to the information about the nominees required by Schedule 14A—to be included in management's proxy statement. However, the Double Nominee Proposals do not prohibit candidates from among the slate not recommended by the incumbent board from sending out their own solicitation materials or even circulating a separate proxy card without complying with the proxy rules. Indeed, if such candidates were serious about winning the election, they would likely engage in at least some solicitation activity.

By contrast, the procedure established pursuant to the Proposal would ensure that Nominating Stockholders and Qualified Nominees comply fully with all of the Commission's proxy rules. Contrary to Sears' assertion that certain proxy rules "support the notion" that separate materials are required, the proxy rules do not require that the specified disclosure regarding candidates not nominated by the incumbent board appear in a separate document from management's proxy statement or that stockholders shoulder all of the substantial financial burden of sponsoring a candidate for a company's board. Rule 14a-3(a) provides that "No solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive proxy statement containing the information specified in Schedule 14A . . . ." Management's proxy statement, so long as it contained the Schedule 14A information with respect to the Qualified Nominee and the Nominating Stockholder, would satisfy this requirement.

Other proxy rules govern the solicitation process, and the Proposal contemplates that Nominating Stockholders and Qualified Nominees will be required to agree to abide by all of these rules in order to obtain the benefit of inclusion in management's proxy statement. For example, Rule 14a-4 imposes certain requirements regarding the form and content of a proxy card and requires that "[n]o person conducting a solicitation subject to this section shall deliver a form of proxy . . . to any security holder unless the security holder concurrently receives, or has previously received, a definitive proxy statement that has been filed with the Commission pursuant to [Rule 14a-6(b)]."

Similarly, Rule 14a-12 allows written solicitation before stockholders have received a proxy statement only if stockholders are provided with certain information regarding all the participants in the solicitation and there is a legend advising stockholders of certain information. A Nominating Stockholder and Qualified Nominee could comply with these rules by ensuring that no separate proxy cards are distributed prior to the dissemination of management's proxy statement, and by providing participant information in any written solicitation material distributed before the proxy statement.

Sears objects that the Proposal does not require a Nominating Stockholders to provide the information called for by Item 4(b) of Schedule 14A, which relates to the cost of solicitation in election contests. Because the Proposal contemplates placement of the Qualified Nominee on management's proxy statement and card, the cost of that solicitation and the methods to be employed would be within the exclusive knowledge of Sears, not the Nominating Stockholder. The Proposal's requirement that the Nominating Stockholder comply with all of the Commission's proxy rules if it uses soliciting material other than Sears' proxy statement would require that the Item 4(b) information regarding any non-management solicitation be provided. It simply makes no sense to require the Item 4(b) information if a Nominating Stockholder plans no independent soliciting activities.

To conclude that a reform of the kind effected by the Proposal is "more appropriately addressed under [Rule 14a-12]" thus creates an unnecessary dichotomy between the Proposal's procedure and the Commission's proxy rules. Far from undermining those rules, the Proposal ensures that Nominating Stockholders and Qualified Nominees will comply with them in order to take advantage of the advantages conferred by the Proposal. Nothing in the rules themselves prevents such compliance. The Commission's staff may monitor compliance by Nominating Stockholders and Qualified Nominees, just as they do when stockholders sponsor director candidates without the benefit of access to management's proxy statement.

Finally, public policy considerations support the inclusion of the Proposal in Sears' proxy statement. The purpose of the proxy rules—complete and accurate disclosure of information regarding matters to be voted on by stockholders—can be served as well under a stockholder access regime as under the current system.[1] Stockholders, who have limited control rights under our corporate governance system, must rely on directors—their elected representatives—to

[1] Finally, Sears makes much of the fact that neither Congress nor the Commission has acted to create a uniform federal right of stockholder access to management's proxy statement, although such reforms have been proposed. That fact is simply irrelevant to whether stockholders should be permitted to consider whether a particular company should provide such access.

safeguard their interests. Stockholders thus have a vital interest in ensuring that the procedures used to nominate and elect directors result in an effective and vigilant board; they should be permitted to express their opinions on whether a stockholder access regime is preferable to the current system in this regard.

Rule 14a-8(i)(3): False or Misleading Statements

Sears contends that it should be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(3), which allows exclusion of proposals that violate the Commission's proxy rules (including the prohibition on false or misleading statements). Specifically, Sears takes issue with the assertion in the first paragraph of the supporting statement that "there is no requirement that the candidates [suggested by stockholders to Sears' board] be placed on the ballot." The Plan is aware that the nomination process set forth in Sears' by-laws applies to nominees sponsored by stockholders in independent, separate campaigns; in other words, that stockholders may advance candidates by complying with the by-laws' nomination requirement and then engaging in and paying for their own solicitations. The Plan does not dispute that such candidates are "placed on the ballot" at the annual meeting.

What the Proposal attacks is the fact that the incumbent board has exclusive access to management's proxy statement, which confers substantial financial and other advantages on their director candidates. If a stockholder proposes a nominee to Sears' board and asks that the board nominate the candidate and place him or her on Sears' proxy statement, Sears' board is under no obligation to do so or even to inform stockholders that such a suggestion was received. The Plan believes that the meaning of the first paragraph of the supporting statement is clear to stockholders since it states that a nomination mechanism already exists. However, if the staff believes that a clarification would be helpful, the Plan would not object to changing "the ballot" to "management's proxy statement."

Rule 14a-8(i)(2): Violation of New York Law

Sears contends that the Proposal violates New York law and is thus excludable under Rule 14a-8(i)(2) because it would infringe on the power of the board under section 701 of the New York Business Corporation Law ("NYBCL") to manage the business and affairs of the corporation and would discriminate between shares of the same class. As set forth more fully in the enclosed opinion of Friedman Kaplan Seiler & Adelman LLP, the Proposal would not violate New York law because (i) the by-law contained in the Proposal is specifically authorized by Section 602(d) of the NYBCL, making section 701, on which Sears relies, irrelevant; (ii) any expenditure of corporate funds occasioned by the Proposal is permissible because the by-law is authorized by NYBCL section 602(d); (iii) the Proposal would not require Sears to violate its duties under Rule 14a-9; and (iv) ownership thresholds for stockholder action similar to the 3%

threshold set in the Proposal have been upheld under New York law.

Rule 14a-8(i)(6): Absence of Power or Authority

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company "would lack the power or authority to implement the proposal." Sears argues that the Proposal would require it to include in its proxy statement information provided by a party—the Nominating Stockholder—over which it has no control, thus exposing it to liability violations of Rule 14a-9. The Proposal, however, allows Sears to establish a procedure for resolving disputes of this nature with the Nominating Stockholder; Sears would have complete authority under the Proposal to impose a timeline that would enable it to comply with all state and federal regulatory requirements. The Nominating Stockholder, contrary to Sears' assertion, will not have any choice about whether to cooperate in the dispute resolution process, since inclusion of the Qualified Nominee will be contingent on such cooperation. Because Sears would indeed have the power or authority to implement the Proposal, even over the objections of a putative Nominating Stockholder, exclusion under Rule 14a-8(i)(6) is inappropriate.

* * * *

In conclusion, Sears has not established that it is entitled to rely on Rule 14a-8(i)(8), (i)(3), (i)(1) or (i)(6) to exclude the Proposal from its proxy materials. Accordingly, its request for no-action relief should be denied, and stockholders permitted to express their opinion about the adequacy of the current director nomination and election process.

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007.

Very truly yours,

Charles J. Jurgonis
Plan Secretary

cc: Igor Kirman
Wachtell, Lipton, Rosen & Katz
51 West 52nd St.
New York, NY 10019-6150

FRIEDMAN KAPLAN SEILER & ADELMAN LLP
1633 BROADWAY
NEW YORK, NY 10019-6708
TELEPHONE (212) 833-1100
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WWW.FKLAW.COM
WRITER'S DIRECT DIAL
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ESEILER@FKLAW.COM

January 22, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sears, Roebuck and Co.
Shareholder Proposal of American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

On November 14, 2002, the pension plan for the American Federation of State, County and Municipal Employees (the "Proponent") submitted a proposal (the "Proposal") to Sears, Roebuck and Co., a New York corporation (the "Company"), for inclusion in the Company's proxy material for its 2003 annual meeting of shareholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On December 19, 2002, the Company issued notice of its intention to exclude the Proposal from its proxy material and, on behalf of the Company, the law firm of Wachtell, Lipton, Rosen & Katz made a Request for No-Action Advice to the staff of the Division of Corporate Finance.

On behalf of the Proponent, pursuant to Rule 14a-8(k), we are submitting this response to the Company's Request for No-Action Advice. We have acted as special counsel to the Proponent on matters of New York law and, accordingly, limit the scope of this response to such matters. Specifically, this response is addressed to the Company's claim that the Proposal may be excluded under Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate the New York Business Corporation Law (the "NYBCL"). For the reasons set forth below, we conclude that the Proposal, if implemented, would not cause the Company to violate any New York law and, on the contrary, would constitute a legitimate exercise of rights bestowed on shareholders by the NYBCL.

The By-Law Contained in the Proposal is Authorized by Section 602(d) of the NYBCL

"[T]he right of a stockholder to vote for directors is property and he cannot be deprived of it without his consent, even by giving him what others might regard as a better substitute." Lord v. Equitable Life Assurance Soc'y of the United States, 194 N.Y. 212, 239 (N.Y. 1909). Consistent with this fundamental principle of corporate law, Section 602(d) gives shareholders the power to safeguard their right to vote through the passage of by-laws governing the voting process. Specifically, Section 602(d) provides that, "the by-laws may designate reasonable procedures for the calling and conduct of a meeting of the shareholders, including but not limited to specifying: (i) who may call and who may conduct the meeting, (ii) the means by which the order of business to be conducted shall be established, (iii) the procedures and requirements for the nomination of directors, (iv) the procedures with respect to the making of shareholder proposals, and (v) the procedures to be established for the adjournment of any meeting of shareholders."

The by-law (the "Proposed By-Law") contained in the Proposal would amend the Company's current by-laws to supplement the procedural aspects of director elections in three ways. First, the Proposed By-Law prescribes additional procedures for the nomination of directors that require the Company to accept the nominations from shareholders or groups of shareholders who beneficially own 3% or more of the Company's outstanding stock. This is authorized by the express language of Section 602(d)(iii), which provides that by-laws may designate reasonable procedures for the nomination of directors. Second, the Proposed By-Law prescribes additional voting procedures that enable shareholders to record their vote for shareholder nominated candidates on the Company proxy card. This is authorized by the general language of Section 602(d) which allows by-laws to prescribe procedures for the "conduct of a meeting" because the "conduct of a meeting" includes the process by which shareholders vote. Third, the Proposed By-Law prescribes procedures for the dissemination of information to shareholders in advance of the annual meeting relating to shareholder nominated candidates and the shareholders who nominate them. This is also authorized by the general language of Section 602(d) because it is a procedure that relates to the process by which shareholders vote. Specifically, this procedure is designed to allow for informed shareholder voting in elections.

Because each aspect of the Proposed By-Law is authorized by the language of Section 602(d), the Proposed By-Law would not violate New York law if implemented.

Inexplicably, in its Request for No-Action Advice, the Company makes only one reference to Section 602(d) and then concludes without analysis that Section 602(d) is not relevant to the issue of the Proposed By-Law's legality under New York law. It is difficult to understand why a statutory provision authorizing by-laws that designate procedures for the nomination and election of directors is not relevant to the legality of a by-law that does just that. Unfortunately, the Company offers no explanation. Instead, the Company constructs an elaborate argument designed to show that the Proposed By-Law would conflict with the Board's right to manage the business of the Company under Section 701 of the NYBCL. The Company's argument that Section 701 gives the Board of Directors exclusive power over an aspect of the electoral process is dubious, but more importantly, it is irrelevant. On its face, the Proposed By-Law is authorized under Section 602(d) and until the Company can demonstrate that Section 602(d) does not authorize the Proposed By-Law, Section 701 has no bearing on this issue. The Board cannot use the general language of Section 701 to make an exclusive claim to rights that are reserved for both the Board and the shareholders by the express wording of Section 602(d).

The 1992 Pennzoil No-Action Letter is Inapplicable to the Proposed By-Law

The Company argues that, "It is indeed fundamental to corporate governance that the use of corporate assets, including the expenditure of corporate funds, be protected by a reasoned exercise of directorial authority subject to the fiduciary duty that attaches to the directors' decision-making." This line of reasoning appears to draw on a response to a 1992 no-action request by the Pennzoil Company in which, under Delaware law, the SEC concluded, "a by-law provision authorizing the expenditure of corporate funds, effected by shareholders without any concurring action by the Board of Directors, is inconsistent with Section 141(a) of the Delaware General Corporation law unless otherwise provided in the company's certificate of incorporation or the Delaware General Corporation Law." <u>See</u> Charles F. Richards & Anne C. Foster, <u>Exxon Revisited: The SEC Allows Pennzoil to Exclude Both Mandatory and Precatory Proposals Seeking to Create A Shareholder Advisory Committee</u>, 48 Bus. Law. 1509, 1515 (1993), <u>quoting</u> (Letter from William E. Morley to C. Michael Watson of 2/24/93). Under this line of reasoning, a shareholder by-law that authorizes the expenditure of corporate funds is permissible if such expenditure is sanctioned by the governing corporate statute. Accordingly, the Proposed By-Law is permissible because Section 602(d) of the NYBCL provides the authority for its adoption, implementation and administration and the expenditure of funds by the Company in connection therewith.

Relevance of the Federal Proxy Rules

In its analysis of the legality of the Proposed By-Law under New York law, the Company argues that, "If shareholders are permitted to use the corporation's proxy statement without the limits contained in Rule 14a-8, including through mandatory by-laws purporting to require such access outside the province of that rule, such a right of access could quickly transfer control over the corporation's proxy statement from the board of directors to its shareholders." Because the Company is analyzing the issue of whether the Proposed By-Law is legal under the laws of New York, the purpose of this argument is not clear. Assuming that the Company is not trying to argue that the federal proxy rules would pre-empt the power of shareholders to pass the Proposed By-Law under state law,[1] the "limits" of Rule 14a-8 are irrelevant to the determination of the scope of shareholder power to pass by-laws under the NYBCL. Furthermore, the notion that Rule 14a-8 sets "limits" on shareholder power is open to serious question. After all, "Section 14(a) was enacted as part of the Securities Exchange Act in 1934 to strengthen and preserve the shareholder franchise." See Randall S. Thomas & Catherine T. Dixon, Aranow & Einhorn on Proxy Contests for Corporate Control § 5.01[A] (3rd ed. 2001). It is hard to see how such a rule could be read to limit legitimate efforts by shareholders under state law to further strengthen and preserve the shareholder franchise. Finally, the Proposed By-Law designates procedures for the voting of securities by shareholders and the proxy rules do not even purport to regulate such activity. See Id. § 5.02[A]; Id. § 1.01[A] n.13 ("State law and corporate charters and by-laws define the nature and scope of shareholder voting rights, including the matters on which shareholders are entitled to vote and the power to vote by proxy, the validity, execution and revocation of proxies, shareholders' right to act by consent, and the call, conduct, and adjournment of meetings."). In conclusion, Rule 14a-8 is not relevant to the legality of the Proposed By-Law under New York law and the Company's reference to Rule 14a-8 only serves to obscure the issue.

In its analysis of the legality of the Proposed By-Law under New York State law, the Company also argues that the Proposed By-Law would put the Company at risk of violating Rule 14a-9 of the Exchange Act. Generally speaking, by-laws that are repugnant to or inconsistent with federal law are void under state corporate law. See 8 William Meade Fletcher et al., Fletcher Cyclopedia of the Law of Private Corporations § 4185 (perm. ed., rev. vol. 2001). However, the Proposed By-Law does not require the Company to take any action that would cause it to violate its duties under Rule 14a-9. Furthermore, the Proposed By-Law specifically requires the Board to adopt procedures to

[1] If the Company were asserting a federal pre-emption claim, they would need to argue that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, it would violate federal law. The Company has made no such claim.

ensure that the Company fully complies with SEC rules in the administration of the election procedures contained in the Proposed By-Law. In making its argument, the Company points to speculative risks such as non-compliance with the duty to correct or update information included by the nominating shareholder. However, such speculative risks cannot support a finding that the Proposed By-Law would be void under New York law, especially in light of the fact that the Proposed By-Law expressly provides for the creation of procedures to mitigate the risk of violation of SEC rules. To prove that the Proposed By-Law is void under state law, the Company must show that the Proposed By-Law contravenes federal law and it has failed to do so.

The Proposed By-Law's 3% Threshold Does Not Violate New York Law

By-laws establishing share ownership thresholds for shareholder action have never been held to violate New York law. For example, it is common for corporations to have by-laws that require a special meeting to be called upon the request of shareholders representing a requisite percentage of the outstanding stock. See 2 Isidore Kantrowitz & Sol Slutsky, White on New York Corporations ¶ 602.02 (13th ed. 2002)("It is not uncommon for by-laws to require special meetings of shareholders to be called upon the request of a specified number of shareholders or holders of a specified proportion of shares."); Auer v. Dressel, 306 N.Y. 427, 430 (N.Y. 1954)(requiring special meeting at the request of shareholders owning a majority of the outstanding stock); River Oaks Marine Inc. v. River Oaks Marina Associates, 227 A.D.2d 897, 898 (N.Y. Sup. Ct. 1996)(requiring special meeting at the request of shareholders owning at least 15% of the outstanding stock); Ripley v. Storer, 1 Misc.2d 281, 284 (N.Y. Sup. Ct. 1955)(requiring special meeting at the request of shareholders representing at least 25% of the outstanding stock); In re Multifade Corporation of America, 97 N.Y.S.2d 609, 612 (N.Y. Sup. Ct. 1950)(requiring special meeting at the request of shareholders representing not less than one-half of the outstanding stock); Bloch v. Gershman, 272 A.D. 218, 221 (N.Y. Sup. Ct. 1947)(requiring special meeting at the request of shareholders owning not less than 50% of the outstanding stock).

Furthermore, New York courts have consistently upheld the legality of special meeting by-laws containing thresholds. See Matter of Weisblum v. Li Falco Mfg. Co., 193 Misc. 473, 476 (N.Y Sup. Ct. 1947)("The by-law requiring the directors to call 'a special meeting of stockholders whenever so requested in writing by stockholders representing not less than 51% of the capital stock of the company does not violate any provision of law and is a legal and enforceable by-law and is binding upon the directors."); Stuberfield v. Long Island City Savings and Loan Association, 37 Misc. 2d. 811, 816 (N.Y. Sup. Ct. 1962)("The by-law providing independent special meetings of shareholders may be called only upon request of members holding of record at least 5% of the shares of capital of the association is a reasonable and valid requirement.").

Share ownership thresholds in special meeting by-laws are indistinguishable in form and operation from the threshold in the Proposed By-Law.[2] They both specify a minimum percentage of outstanding shares necessary to require the corporation to take an action. Then, upon the request of shareholders representing the specified percentage of outstanding shares, the corporation is required take such action. Furthermore, special meeting by-laws and the Proposed By-Law each require the corporation to take an action related to the shareholder franchise: in the case of special meeting by-laws, the calling of a special meeting and in the case of the Proposed By-Law, the inclusion of a shareholder nomination. This similarity is not a coincidence. Rather, it results from the fact that special meeting by-laws and the Proposed By-Law derive their statutory authority from the same section of the NYBCL. Both are passed under the authority of Section 602.[3] Thus, New York courts have already accepted share ownership thresholds in Section 602 by-laws as a legal procedural device for promoting efficiency in the exercise of the shareholder franchise.

The Company's Section 501(c) analysis entirely fails to take into account the existence of special meeting by-laws that contain thresholds despite the frequency with which they have been used by New York corporations. Concurrent with this failure, the Company's Section 501(c) analysis offers no means with which to distinguish special meeting by-laws containing thresholds from the Proposed By-Law. Consequently, we conclude that the Proposed By-Law's 3% threshold does not violate New York law because (i) New York courts have uniformly concluded that special meeting by-laws may contain thresholds, (ii) there appears to be no meaningful way to distinguish special meeting by-laws from the Proposed By-Law, and (iii) both special meeting by-laws and the Proposed By-Law derive their statutory authority from Section 602 and New York

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[2] In contrast, the Company's cases involving "poison pill" thresholds (see, e.g., Bank of N.Y., Inc. v. Irving Bank Corp., 536 N.Y.S.2d 923 (N.Y. Sup. Ct. 1988)) are inapposite. In the poison pill cases, once a share became part of a group owned by a 20% holder, it was irrevocably excluded from the purchase rights that were afforded to all other shares. Under the Proposed By-Law, every shareholder and therefore every share is eligible for inclusion in a group that can nominate a director. Similarly, the Company's reliance on cases that prohibit cooperative apartment sublet fees on discrimination grounds (see, e.g., Wapnick v. Seven Park Ave. Corp., 658 N.Y.S.2d 604 (N.Y. Sup. Ct. 1997)), is also misplaced. In these cases, fees were irrevocably charged against shares when the underlying apartment unit was sublet, but not otherwise. There was nothing that a subletting shareholder could do to avoid the fee. Under the Proposed By-Law, each share stands to benefit as long as its holder acts in concert with holders of a sufficient number of shares.

[3] Special meeting by-laws are authorized by Section 602(c) and Section 602(d)(i), both of which allow by-laws to establish who may call meetings. The Proposed By-Law is authorized by Section 602(d)(iii), which allows by-laws to establish procedures for nomination and voting at meetings.

courts have already accepted share ownership thresholds in Section 602 by-laws as a legal procedural device under New York law.

For all of the foregoing reasons, we conclude that the Proposal, if implemented, would constitute a legitimate exercise of shareholder rights under the NYBCL that would not violate New York law.

Very truly yours,

Eric Seiler

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

February 4, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sears, Roebuck and Co.
Shareholder Proposal of American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

On December 19, 2002, we notified you of the intention of Sears, Roebuck and Co., a New York corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by the pension plan for the American Federation of State, County and Municipal Employees (the "Proponent") to the Company by facsimile and letter on November 14, 2002 (the "Proposal"). In our letter to you of December 19, 2002 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal from the Proxy Materials.

On January 31, 2003, we received by mail a copy of a letter sent from the Proponent to the Staff, dated January 24, 2003 ("Proponent Letter"), together with a letter from counsel ("FKSA Letter" and, together with the Proponent Letter, the "Shareholder Response") – 42 calendar days after we submitted the Request Letter (a copy of which was sent by overnight courier to the Proponent) and seven calendar days after it was filed with the SEC. We are of the view that, despite the delay in preparing and communicating its response, the Proponent has misunderstood, mischaracterized or simply ignored the arguments that we presented in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the Proxy Materials for each of the reasons given in the Request Letter: (1) the Proposal relates to an election for the Company's Board of Directors and therefore the Proposal may be excluded under Rule 14a-8(i)(8); (2) the Proposal violates the proxy rules and therefore the Proposal may be excluded under Rule 14a-8(i)(3); (3) the Proposal would, if implemented, cause the Company to violate the laws of the Company's jurisdiction of incorporation and therefore the Proposal may be excluded under Rule 14a-8(i)(2); and (4) the Board of Directors lacks the authority to implement the Proposal and therefore the Proposal may be excluded under Rule 14a-8(i)(6).

The reasons for our conclusions in these regards are more specifically described in the Request Letter, but we feel compelled to bring the Staff's attention to several of the more significant false or misleading arguments presented in the Shareholder Response.

A. <u>The Proposal Relates to an Election for the Company's Board of Directors (Rule 14a-8(i)(8))</u>.

In the Request Letter, we noted that Rule 14a-8(i)(8) permits the exclusion of proposals that "relate[s] to an election for membership on the company's board of directors or analogous governing body." We also noted that the Staff has consistently taken the position that companies may exclude from their proxy materials shareholder proposals substantially identical to the Proposal, namely, proposals that seek to establish a procedure that could result in *contested elections of directors*. <u>See</u>, <u>e.g.</u>, Unocal Corporation (February, 8, 1991); Kmart Corporation (March 23, 2000); Storage Technology Corporation (March 22, 2002). Finally, we observed that since the Company's Board of Directors, consistent with its fiduciary duties, nominates a sufficient number of candidates for all available Board seats, the Proposal would necessarily establish a procedure that would result in a contested election by forcing the Company to include in its proxy materials and on its proxy card candidates opposed to the Company's nominees.

Thus, far from seeking a "blanket exclusion of all proposals seeking stockholder access to management's proxy," as the Proponent Letter asserts on Page 2, the argument we presented in the Request Letter was specifically focused on the Staff's long-standing position of interpreting Rule 14a-8(i)(8) to permit exclusion of proposals that seek to establish a procedure that could result in *contested elections of directors*. We not only referenced numerous no-action letters for this proposition, but also specifically noted that proposals that do not relate to *election contests* but merely seek to establish general procedures for nominating directors or general qualifications for directors, which is not the case with the Proposal, have been permitted under Rule 14a-8. See Note 2 of the Request Letter (citing the following examples: TCW/DW Term Trust 2003 (July 15, 1997) (company could not exclude a proposal that would require the company to permit shareholders to submit nominations to the board of directors, without requiring that the company actually accept those nominations and include them in the company's proxy statement); Southwest Airlines Co. (March 13, 2001) (company could not exclude a proposal recommending steps to be taken to elect all directors annually)). Thus, in devoting two full pages (Pages 2-3) to the proposition that Rule 14a-8(i)(8) does not permit the exclusion of *all* proposals relating to the election of directors, the Proponent is knocking down a strawman of its own devising. The Request Letter does not quarrel with that general proposition but rather carefully observes the distinction between election contests and other election matters when applying Rule 14a-8(i)(8) — a distinction also recognized by the Staff in a long line of no-action letters that we cite.

When the Proponent finally turns to the issue of the Proposal, it tries two divergent and contradictory approaches. The first approach is to make the misleading suggestion that shareholder access proposals such as the Proposal "have met with an inconsistent response from the SEC staff," while noting merely that "as Sears points out, the *most recent* letters have uniformly permitted exclusion." See Page 3 of the Proponent Letter (emphasis added). The Proponent cites three letters that have permitted the exclusion of shareholder access proposals and three that have not. This provides a grossly misleading characterization of the Staff precedent. Although in a small number of cases in the past, the Staff has taken the opposite view, overwhelmingly for many years now, and uniformly in recent years, the Staff has permitted exclusions of shareholder access proposals such as the Proposal. In the Request Letter, we reference 18 separate no-action letters during the period between 1990 to 2002 (which is not the exclusive list over this period) that permitted such exclusions. In our view, the Staff's position is clear rather than inconsistent.

The Proponent's second approach is to ignore the first approach and admit that the Staff does indeed permit the exclusion of shareholder access proposals, but to argue that the Staff's position is wrong and should be changed on policy grounds. See Page 5 of the Proponent Letter ("[R]ather, [the Staff] has determined that certain election procedure proposals — that that do not result in "contested elections"— are not excludable, while Stockholder Access Proposals may be excluded."); ("[P]ublic policy considerations militate against the exclusion of Stockholder Access Proposals simply because they might result in challenges to incumbent directors in management's proxy statements."). Although the Proponent is perplexed as to why the Company makes "much of the fact that neither Congress nor the Commission has acted to create a uniform right of stockholder access to management's proxy statement, " (See Page 7, Note 1, of the Proponent Letter), the reason is not so perplexing. As we stated in the Request Letter, we believe that the Staff's interpretation of Rule 14a-8(i)(8), as applied to previous proposals substantially identical to the Proposal, is consistent with the history of Congressional and SEC consideration of shareholder access proposals, and any effort to change that interpretation would represent a significant change in policy and law and would require revisions to the bulk of the proxy rules that are premised on the view that contested elections are to be waged in separate proxy solicitation materials, as we note in our argument under Rule 14a-8(i)(3), an argument that the Proponent has largely ignored. While the Proponent may wish to bring such change about by any means, we believe that such a change would necessarily and appropriately be the subject of legislation or a rulemaking process, as in the past — with the attendant opportunity for full airing and consideration by all interested parties of all the ramifications of such a substantive change in corporate governance — and should not be effected by modifying a long held Staff no-action position.[1]

Moreover, the Proponent's policy argument is not persuasive. It claims, for example, that the distinction between contested elections and other election proposals is "difficult to discern in light of the SEC staff's treatment of recent proposals asking companies to nominate two or more persons for each open board seat...," the so-called "double nominee proposals." (See Page 5 of the Proponent Letter). On the contrary, we think the distinction is quite easy to discern. The Proponent cites the General Electric Company no-action letter (Jan. 12, 2001), in which the Staff did not permit the exclusion of a double nominee proposal on the grounds that it involved a contested election. However, the Proponent fails to also mention that

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1 The Proponent argues that the failure of Congress and the SEC to create a "uniform" federal right of access is irrelevant to whether particular companies should provide such access. This argument is specious. We make clear in the Request Letter our view that shareholder access proposals are contrary to New York state law and therefore we do not believe that New York corporations can adopt such by-laws, even on a case-by-case basis. However, in the section of the Request Letter addressing 14a-8, which applies "uniformly" to companies subject to proxy rules, the discussion of previous Congressional and SEC considerations of the federal question is highly relevant. It demonstrates not only that the Staff's interpretation of Rule 14a-8(i)(8) is consistent with such Congressional and SEC action, but also demonstrates that significant questions of policy are properly addressed in that manner and to date have been decided in a manner inconsistent with the Proponent's policy preferences.

the year prior to that, the same proponent sent General Electric a shareholder access proposal, which was permitted to be excluded on the ground that it would "establish a procedure that may result in contested election of directors." See General Electric Company (Jan. 24, 2000). The shareholder access proposal, which was excluded, had one notable difference from the double nominee proposal, which was not — the shareholder access proposal would have allowed shareholders to nominate board nominees directly, which nominees would have competed with the company's nominees. The double nominee proposal, on the other hand, would permit the board to nominate all the nominees and to do so in the proper exercise of its fiduciary duties.[2] This distinction is certainly not difficult to discern and harmonizes perfectly with the premise of the Staff's opposition to shareholder access proposals — that Rule 14a-8(i)(8) should not be used by *shareholders* to nominate candidates in opposition to the company nominees and thereby create contested elections.[3] The Staff is certainly not opposed to all contested elections, regardless of how they arise.

The Proponent also states its opinion that the Proposal is designed to "improve Sears' corporate governance by providing a *substantial stockholder* with a *cost-effective* way to participate meaningfully in the director nomination and election processes" and its conclusion that "[b]ecause the cost is so high, director campaigns are typically waged only by those seeking control of the company." See Page 4 of the Proponent Letter (emphasis added). We do not agree that saving proxy solicitation expenses of large shareholders should be an objective of the Company or that it is a good measure of successful corporate governance. Taking the closing prices of the Company's stock as of January 31, 2003, for example, a shareholder owning 3% of the Company's outstanding stock —the minimum required under the Proposal—would own just over $250 million worth of the Company's stock. The suggestion that such large shareholders would be unduly burdened by the expense of soliciting proxies for a single opposing director candidate lacks credibility on its face. Likewise, it seems patently inaccurate to suggest that the high cost of proxy campaigns would limit proxy campaigns to proponents seeking a change of control; many insurgents have in fact sought to elect a "short slate" of opposition directors, and

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2 See Broc Romanek and Beth M. Young, Shareholder Proposal Handbook, 21-12 (2003) ("The SEC staff requires the inclusion of [the double nominee proposals], if they give the board the power to nominate all of the nominees, because such proposals do not directly contest the board's power. On the other hand, if a proponent clearly seeks to conduct a contested election — one in which candidates are nominated by shareholders — through the proposal process, the staff allows companies to exclude a proposal.").

3 The Proponent mentions the possibility that the double nominee proposals may be distinguished on the basis that all candidates are nominated by the incumbent board, but for some reason assumes that the distinction is only relevant in considering whether double nominee proposals would minimize proxy rules violations as compared to shareholder access proposals —another strawman argument that is irrelevant to that distinction.

the Proponent entirely ignores the amendments that the SEC recently added to Rule 14a-4 to permits insurgents the right to nominate a short slate (and spare them the expense of waging a change of control contest). So while the Proponent may be primarily concerned with saving money that it otherwise would be required to spend and therefore prefers to piggyback on the Company's proxy materials, the Company's board of directors and its nominating committee must act in accordance with their fiduciary duties to the Company and to all its shareholders, not just large ones who want to save money, and therefore continue to select the candidates that they think are most qualified to serve on the Company's board of directors.

B. The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3)).

The Proponent furthermore ducks the argument that we set forth in the Request Letter (See Pages 11-15) that an entire edifice of interrelated proxy rules has been structured on the basis that persons who wish to solicit shareholder votes in favor of alternative director candidates, whether a full slate or a "short slate," must present their nominees in a separate proxy statement from the one distributed by the company. The Proponent mentions this argument but entirely ignores its substance. For example, the Proponent asserts that the nominating shareholder and director candidate would be required to abide by all the proxy rules and cites that Rule 14a-4 imposes certain requirements regarding the form and content of a proxy card and that solicitation requires a definitive proxy statement. But other than citing one sentence from Rule 14a-4, the purpose of which is not apparent[4], the Proponent ignores the arguments relating to Rule 14a-4 that we presented on Pages 12-13 of the Request Letter. In that letter, we noted that a "common ballot" as envisioned by the Proposal would contravene the purpose of Rule 14a-4 by disguising rather than identifying the true soliciting parties. We also pointed out that the Proposal makes no effort to comply with the requirements of Rule 14a-4(d)(4), which govern nominations of "short slates." Finally, we also pointed out that enactment of the Proposal would present problems under Rule 14a-4(b) and 14a-4(b)(2). Not a single one of these specific concerns is addressed in the Shareholder Response.

Another example is found on Page 6 of the Proponent Letter, where the Proponent asserts that "proxy rules do not require....that stockholders shoulder all of the substantial financial burden of sponsoring a candidate for a company's board." Yet the Proponent does not even mention, much less find fault, with the argument we presented on Page 12 of the Request Letter that shows how Rule 14a-7 does precisely that. Clearly, if a company's board of directors

[4] Is the Proponent really arguing that structural violations of proxy rules cannot be identified now because the SEC would review preliminary filings?

accepted a nomination from a shareholder and chose to include it in the company's proxy statement, the nominating shareholder would not pay any separate solicitation expenses. However, in the case of shareholders seeking to elect a director candidate who is *not* selected by the company, Rule 14a-7 makes quite clear that the company would not pay for the insurgent's solicitation expenses regardless of whether the company chooses to mail the insurgent's proxy materials or to give the insurgent a list of shareholders so that the insurgent could mail those materials itself.

The Proponent continues this misleading approach —of citing the same proxy rules that we cited in the Request Letter while ducking the arguments that we offered with respect to those rules[5] —at the top of Page 7 of the Proponent Letter. It suggests that a nominating shareholder and shareholder nominated director candidate "could comply with [Rule 14a-12]...by providing participant information in any written solicitation material distributed before the proxy statement." Even if that were true, we are at a loss to understand the relevance of this observation in relation to the argument that we presented clearly on Pages 11-12 of the Request Letter, namely that Rule 14a-12(c) imposes additional disclosure and procedural requirements with respect to contested elections. We must respectfully remind the Proponent that while Rules 14a-12(a), (b) and (c) are all subsets of Rule 14a-12, they do not share the same lead-in language and present substantively different requirements, all of which must be met. It is not enough to say that the Proposal *could* satisfy Rule 14a-12(a) when the argument we made specifically identified an issue with Rule 14a-12(c), namely that Rule 14a-12(c) imposes additional disclosure and procedural requirements with respect to contested elections.

We also found it curious that the Proponent objected to our pointing out its inconsistent approach to the requirements of Item 4(b) and Item 5(b) of Schedule 14A. See Page 7 of the Proponent Letter. We noted that each of Item 4(b) and Item 5(b) is triggered only in the case of a contested election, which is defined as an election to which Rule 14a-12(c) applies. Contrary to the Proponent's assertion, Item 4(b) requires information not only about the cost of

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5 Another example of this appears on the first page of the Proponent Letter, where the Proponent purports to repeat the Company's grounds for seeking exclusion of the Proposal. Under subsection (ii) of its list, it asserts that the Company argued for exclusion under 14a-8(i)(3) "on the grounds that the proposal contains false or misleading statements." In fact, the Company seeks exclusion on 14a-8(i)(3) grounds because it believes the Proposal violates the proxy rules, which is made clear on Pages 2 and 13 of the Request Letter. The Company's belief that the Proposal contains false or misleading statements is only one part of that argument; the other part occupies Pages 11-14 of the Request Letter. As we explain later, the Shareholder Response may prefer to largely ignore those pages, but they are an important part of the argument contained in the Request Letter.

solicitation but also about who is doing the solicitation and the methods to be employed. See, e.g., Item 4(b)(1). The Proponent would like to have its cake and eat it too. For purposes of Item 4(b), the Proponent chooses to view the solicitation as being done by the Company. For Item 5(b), however, it assumes that the nominating shareholder is engaged in solicitation (otherwise, what information would be required of such a shareholder under Item 5(b), assuming as the Proponent does that there is no separate solicitation outside of the Company's proxy materials?). This example merely demonstrates that Items 4(b) and 5(b) of Schedule 14A, like many other sections of the proxy rules, can only be applied consistently when an insurgent's solicitation is done in its own proxy solicitation materials and not in the company's proxy statement.

In fact, the Proponent misses this point consistently, not only with respect to Items 4(b) and 5(b) of Schedule 14A, but also with respect to a number of proxy rules that we describe in our Request Letter. We devoted four pages of discussion in the Request Letter to identifying examples of proxy rules that are premised on the notion that insurgents seeking to propose alternatives to a company's director would do so in a separate document. We identified ways in which the Proposal does not address the likely inconsistencies and uncertainties in implementation of the Proposal and the violations of these proxy rules that could ensue. We did so not only to point out likely problems with the Proposal, but also to demonstrate that the Staff's no-action position in permitting the exclusion of shareholder access proposals under Rule 14a-8(i)(8) is deeply rooted in the structure of the entire proxy regulatory scheme. In our view, the Proponent has not addressed the substance of any of these issues.

C. The Company Lacks Power/Authority to Implement the Proposal (Rule 14a-8(i)(6))

The Proponent's response to our argument under Rule 14a-8(i)(6), which provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal," is fundamentally flawed. The last sentence of the Proposal requires that: "The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with Commission rules, including Rule 14a-9." On Page 9 of the Proponent Letter, the Proponent argues that the Company should expect cooperation from the nominating shareholder in resolving disputes "since inclusion of the Qualified Nominee will be contingent on such cooperation." This assertion is completely untrue. The sentence that requires the board of directors to adopt the procedure is specifically not part of the eligibility criteria for nominating shareholders that precedes the sentence, but is separated from it by the sentence requiring the Company to include the 500-word supporting statement. The Proposal does not anywhere indicate or even hint at the Company's ability to reject a shareholder nomination if the Company believes the shareholder has not complied with law.

We continue to believe that because the Proposal requires the intervention of third parties over whom the Company has no control, it may be excluded under Rule 14a-8(i)(6), on the authority that we cited in our Request Letter. See Page 26 of the Request Letter.

D. The Proposal Would, If Implemented, Cause the Company to Violate State Law (Rule 14a-8(i)(2))

In the Request Letter, we made two arguments for the proposition that the Proposal would, if implemented, cause the Company to violate state law: (1) that Section 602(b) of the New York Business Corporation Law ("NYBCL") prohibits the implementation of the Proposal because the by-law underlying it would conflict with Section 701 of the NYBCL (which reserves the management of the business of the corporation to the board of directors) and (2) that the Proposal would, if implemented, violate New York law because it discriminates between shares of the same class, which is expressly prohibited by Section 501(c) of the NYBCL. Regrettably, despite the seriousness of our argument and the substantial authority — statutory and judicial — that we discuss in the Request Letter, the Shareholder Response has chosen to largely ignore it and instead assert baseless conclusions about New York law. We also note that while the FKSA Letter certainly presents arguments and even conclusions, it does not anywhere state that those conclusions are the opinion of the law firm writing the letter. We believe that Rule 14a-8(j) requires a "supporting opinion of counsel" and it is not apparent that the FKSA Letter complies with that Rule.[6]

The Proponent Letter and the FKSA Letter deal with the argument we present on Pages 14-21 of the Request Letter by simply ignoring it. The FKSA Letter asserts that the Proposal is authorized under Section 602(d) of the NYBCL "and until the Company can demonstrate that Section 602(d) does not authorize the Proposed By-Law, Section 701 has no bearing on this issue." See Page 3 of the FKSA Letter. To the contrary, we believe that since Section 602(b) of the NYBCL explicitly prohibits by-laws that are in contravention of another section of the NYBCL and since we are of the opinion that the by-law contained in the Proposal would do precisely that in violating Section 701 of the NYBCL, it is vital to examine the argument under Section 701 of the NYBCL. The Proponent's mere assertion that a different section of the NYBCL is also relevant — with which we do not agree — does not change this fact; the Proponent must not only assert, but must also prove, that the other section is applicable

6 Since the FKSA Letter is dated two days before the Proponent Letter, and because the law firm submitting the FKSA Letter has no control over the Proponent Letter, we do not believe the reference to the FKSA as an "opinion" on the first page of the Proponent Letter is sufficient for this purpose.

and that its application renders our analysis meaningless.[7] We do not believe that the Proponent has proved either proposition.

Fundamentally, we disagree with the assertion in the FKSA Letter that Section 602(d) provides for the by-law that underlies the Proposal. Section 602(d) of the NYBCL relates to the "reasonable *procedures* for the *calling and conduct of a meeting* of the shareholders, including but not limited to specifying: (i) who may call and who may conduct the meeting, (ii) the means by which the order of business to be conducted shall be established, (iii) the *procedures* and requirements for the nomination of directors, (iv) the procedures with respect to the making of shareholder proposals, and (v) the procedures to be established for the adjournment of any meeting of shareholders." (emphasis added). A plain reading of the lead-in language of Section 602(d) makes it clear that it deals with procedures for the calling and conduct of the meeting itself, and each of the nonexclusive examples confirm that plain reading as they all relate to procedures that must be followed in calling and running a meeting. Commentators who wrote about the 1997 amendments that enacted this provision stated that "[t]his amendment should eliminate most doubts as to the validity of efforts by management to maintain their control of shareholder meetings." See Robert R. Grew and Stephen V. Burger, New Developments in The Law Amendments to the Business Corporation Law of the State of New York, 70-APR N.Y. St. B.J. 52 (March/April 1998). A report from the members of three New York bar associations that sponsored the 1997 amendments to the NYBCL described the need for Section 602(d) as follows: "The current law does not address specific procedures for shareholders' meetings and, accordingly, there is a lack of guidance with respect to such matters as the general procedures for conducting and adjourning shareholders' meetings, nominating directors and making proposals."[8] So, for example, a by-law that sets forth who may call a meeting of shareholders or that sets forth the advance notice requirement that a shareholder must meet prior to making a nomination or shareholder proposal *at a meeting* are the types of by-laws that are contemplated by Section 602(d). There is no language in Section 602(d) that has anything to say about access to the Company's proxy materials for the purpose of seeking votes prior to the meeting itself. Neither a shareholder's decision to solicit proxies, nor management's, much less the content of those solicitations, is regulated by this Section of the NYBCL. The

[7] We should note that this has nothing to do with the burden that companies have in seeking exclusion of proposals under Rule 14a-8. That overall burden of persuasion does not entitle the Proponent to make assertions and dismiss our specific arguments until we have jumped through hoops selected by the Proponent.

[8] See Section-By-Section Analysis of Proposed Amendment to the New York Business Corporation Law, Memorandum prepared by members of the Corporation Law Committees of the New York State Bar Association, the Association of the Bar of the City of New York and the County Lawyers Association (S.425 of 1995-1996). [hereinafter cited as the *NYBCL Bar Committee Report*]

plain language of the text certainly does not support a conclusion that *procedures* for the nomination of directors should be read to require a company to include shareholder director candidates in the company proxy statement, as the Proponent argues. Moreover, Section 602(d)(iii) of the NYBCL has never been applied to anything resembling a shareholder access proposal, and significantly, the FKSA Letter does not cite a single case or piece of legislative history in support of its conclusion.[9]

Instead, the FKSA Letter prefers to engage in a contortionist exercise of finding ways in which the Proposal can be read to implicate Section 602(d)(iii). The FKSA Letter identifies three ways in which it seeks to fit the Proposal within 602(d)(iii) — none is persuasive and all are fundamentally flawed. First, the FKSA Letter argues that the Proposal prescribes additional *procedures* for the nomination of directors "that require the Company to accept the nominations from shareholders or groups of shareholders who beneficially own 3% or more of the Company's outstanding stock." See Page 2 of the FKSA Letter (emphasis added). In fact, the Proposal does not deal with procedures for the nomination of directors, but for the inclusion of shareholder candidates for the board of directors in the Company's proxy materials. The nomination of directors occurs at the meeting and is open to any shareholder, large or small; unlike advance notice by-laws, which set forth a procedural requirement that must be met by shareholders seeking to make a nomination[10], the by-law underlying the Proposal does not govern the acceptance or any other procedural aspect of the nomination process. Second, the FKSA Letter argues that the Proposal would "prescribe additional voting procedures that enable shareholders to record their vote for shareholder nominated candidates on the Company proxy card." See Page 2 of the FKSA Letter. The Proposal would of course do nothing of the sort. Shareholders would vote using the same voting procedure as now — the addition of one director to the company proxy card does not "prescribe additional voting procedures" any more than would the addition of any proposal, whether presented by a shareholder or the Company. Finally, the FKSA Letter asserts on Page 2 that the Proposal should be twisted to fit the language of Section 602(d)(iii) because the by-law would "prescribe procedures for the dissemination of information to shareholders....This is also authorized by the general language of Section 602(d)

[9] We are not suggesting that every sentence or every legal point in the FKSA Letter requires the citation of authority. We do, however, believe that the principal legal argument in the FKSA Letter — which that letter cites as the reason it ignores the entire legal analysis under New York law that we presented on Pages 14-21 of the Request Letter— cannot be credibly advanced without the support of a single legal authority.

[10] In fact, the Proposal recognizes the procedural requirements of the Company's advance notice by-laws and would require nominating shareholders to meet those procedural requirements. Such procedural requirements are to be contrasted with the substantive effect of requiring the Company to include shareholder-selected candidates in the Company's proxy materials.

because it is a procedure that relates to the process by which shareholders vote." We do not see any general language in Section 602(d) of the NYBCL that supports that conclusion. The FKSA Letter seems to suggest that the phrase "conduct of a meeting" in Section 602(d) should somehow be read to include the process by which shareholders vote, which should then be read to include procedures for the dissemination of information. None of those interpretative leaps has any justification in the text and neither the Proponent nor FKSA cites any such justification in the case law or legislative history.

As to the specific question posed in the FKSA Letter as to why our Request Letter only made one mention of Section 602(d), the answer is simple: we read Section 602(d) to be what it is, not what the Proponent wishes it to be and therefore do not view it as affecting the analysis. In our Request Letter, we pointed out that under Section 602(d), shareholders have a right to adopt by-laws designating the procedures and requirements for the calling and conduct of shareholder meetings and the nomination of directors provided these procedures are reasonable. We also pointed out that the Company does, of course, permit nominations of directors by shareholders and has adopted by-laws establishing procedures for so doing in the form of "advance notice bylaws."[11] So while we recognize that the proper purpose of Section 602(d) is to provide for by-laws such as the advance notice by-laws that the Company has adopted for the regulation of shareholder nominations of directors,[12] we do not see how that Section can be fairly read to apply to the Proposal and the FKSA Letter has failed to produce any authority for their belief to the contrary.

While the FKSA Letter addresses our argument that the Proposal violates Section 501of the NYBCL because it treats shares of the same class unequally, it relies on a single argument and that argument is fundamentally flawed. The FKSA Letter argues that New York law permits by-laws establishing ownership thresholds. It points, "for example,"[13] to the right of corporations to have by-laws requiring a special meeting to be called upon the request of shareholders representing a certain amount of stock. We do not dispute that. However, when the FKSA Letter states that "Share ownership thresholds in special meeting by-laws are indistinguishable in form and operation from the threshold in the Proposed By-Law," as they do on Page 6 of the FKSA Letter, we think the FKSA Letter is ignoring an obvious but significant

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11 Article I, Section 2 of the Company's current by-laws provides that nominations of persons for election to the Board of Directors may be made at the annual meeting "by any shareholder of the Company who was a shareholder of record at the time of giving of notice provided for in this By-Law, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this By-Law."

12 See NYBCL Bar Committee Report, supra note 7.

13 Despite offering it only as an example, it turns out to be the only example the FKSA Letter cites.

distinction. Section 602(c) of the NYBCL specifically contemplates that corporations may choose to set such ownership thresholds in stating the following: "Special meetings of the shareholders may be called by the board *and by such person or persons as may be so authorized by the certificate of incorporation or by the by-laws.*" (emphasis added). By contrast, there is no statutory authorization for the unequal treatment contemplated by the Proposal.

The FKSA Letter continues the distortion it began earlier and repeats its baseless conclusion that the Proposal derives statutory authority from Section 602(d). Remarkably, it then adds another layer of forced interpretation in concluding that since Section 602(d) and Section 602(c) are both subsets of Section 602 and were both "passed under the authority of Section 602" (See Page 6 of the FKSA Letter), conveniently ignoring that Section 602 was enacted in the 1960s with the original passage of the NYBCL while Section 602(d) was added as an amendment in 1997, the statutory contemplation of unequal treatment in Section 602(c) should somehow "migrate" over to Section 602(d). Such assertions are illogical and have absolutely no basis in law or legislative history to support them.

Section 603(a) of the NYBCL also provides for a distinction on the basis of share ownership (10% shareholders may demand special meeting after failure to call annual meeting for election of directors) and so does Section 505(a)(2) of the NYBCL (permitting shareholder rights plans), but these distinctions are contemplated by the NYBCL and their presence does not invalidate Section 501(c) of the NYBCL. As we demonstrated in the Request Letter, New York courts have clearly upheld Section 501(c)'s prohibition of unequal treatment of shares in circumstances where no statutory exemption existed. Although the FKSA Letter seeks to dismiss the case law on shareholder rights plans that appear in the Request Letter (See Note 2 of the FKSA Letter), those cases are relevant in demonstrating that until there was a statutory exemption for it, unequal treatment of shares in the form of a shareholder rights plan was prohibited under Section 501(c) of the NYBCL. In the Request Letter, we showed that the New York legislature indeed decided to amend the NYBCL to specifically permit shareholder rights plans, which were otherwise not permitted under Section 501(c). Nothing similar has been done with respect to shareholder access proposals and such proposals are therefore anything but "indistinguishable" from the special meeting by-laws upon which the FKSA Letter pins its hopes.

III. Conclusion

For the reasons provided in the Request Letter, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials.

We are enclosing six copies of this letter hereto. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned or Igor Kirman at 212-403-1000 with any questions or comments regarding the foregoing.

Very truly yours,

Andrew R. Brownstein

Attachment

cc: Gerald W. McEntee (AFSCME)
Steven M. Cook (Sears, Roebuck and Co.)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sears, Roebuck and Co.
Incoming letter dated December 19, 2002

The proposal amends the bylaws to require that Sears include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of Sears' outstanding stock.

There appears to be some basis for your view that Sears may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, the Division will not recommend enforcement action to the Commission if Sears omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Sears relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor